UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CVR Energy, Inc.

(Name of Subject Company)

CVR Energy, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

12662P108

(CUSIP Number of Class of Securities)

Melissa M. Buhrig

Executive Vice President, General Counsel and Secretary

CVR Energy, Inc.

2277 Plaza Drive, Suite 500

Sugar Land, Texas 77479

(281) 207-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

Clinton W. Rancher Joshua Davidson Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 (713) 229-1234	Mark A. Morton Alyssa K. Ronan Potter Anderson & Corroon LLP 1313 N. Market Street, 6th Floor Wilmington, Delaware 19801-6108 (302) 984-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is CVR Energy, Inc., a Delaware corporation (“CVR Energy,” the “Company,” “we,” “us” or “our”). CVR Energy’s principal executive offices are located at 2277 Plaza Drive, Suite 500, Sugar Land, Texas 77479, and its telephone number is (281) 207-3200.

(b) Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is CVR Energy’s shares (“Shares”) of common stock, par value $0.01 per share (“Common Stock”). As of December 2, 2024, the latest practicable date prior to the filing of this Schedule 14D-9, there were:

•	100,530,599 Shares of Common Stock issued and outstanding; and

•	no shares of preferred stock, par value $0.01 per share, outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of CVR Energy, which is the subject company and the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above. The Company’s website address is www.cvrenergy.com. The information contained on, or that can be accessed through, the Company’s website is not part of, and is not incorporated into, this Schedule 14D-9.

(b) Tender Offer.

This Schedule 14D-9 relates to the tender offer by Icahn Enterprises Holdings L.P., a Delaware limited partnership (together with its direct and indirect subsidiaries, the “Offeror”) of which Icahn Enterprises L.P., a Delaware limited partnership (“IEP”), owns a 99% limited partner interest, and which is indirectly controlled by Carl C. Icahn, to purchase up to 17,753,322 of the outstanding Shares at a price of $18.25 per Share (the “Offer Price”), net to the seller in cash, less any applicable tax withholding and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer to Purchase and the Letter of Transmittal are being made available to the Company’s stockholders. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on December 6, 2024 by the Offeror, IEP and certain of their affiliates (together with any amendments and supplements thereto, the “Schedule TO”).

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Time (as defined herein), the Offeror will accept for payment and pay the Offer Price, net to the seller in cash, less any applicable tax withholding and without interest, for (and thereby purchase) up to a total of 17,753,322 Shares properly tendered and not properly withdrawn.

If more than 17,753,322 Shares are properly tendered and not properly withdrawn prior to the Expiration Time, the Offeror will, upon the terms and subject to the conditions of the Offer, purchase an aggregate of 17,753,322 Shares from the stockholders of the Company on a pro rata basis (with adjustments to avoid purchases of fractional Shares) based upon the number of Shares properly tendered and not properly withdrawn by each tendering stockholder as of the Expiration Time. Shares properly tendered and not properly withdrawn, but not purchased pursuant to the Offer, will be returned to the tendering stockholders at the Offeror’s expense promptly after the Offer expires.

The Offer and withdrawal rights will expire at one minute after 11:59 p.m., New York City time, on January 6, 2025 unless the Offer is extended by the Offeror (such date and time, as they may be extended, the “Expiration Time”).

The Offer is not conditioned upon the receipt of financing or upon any minimum number of Shares being tendered.

Notwithstanding any other provision of the Offer, the Offeror will not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to the applicable rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if at any time prior to the Expiration Time (whether any Shares have theretofore been accepted for payment) any of the following events has occurred (or shall have been reasonably determined by the Offeror to have occurred) that, in the Offeror’s reasonable judgment and regardless of the circumstances giving rise to the event or events (other than any such event or events that are proximately caused by the Offeror’s action or failure to act), make it inadvisable to proceed with the Offer or with acceptance for payment:

•

(i) there has occurred any change in the general political, market, economic or financial conditions in the United States that the Offeror deems is reasonably likely to materially and adversely affect the Company’s business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, results of operations, prospects or the trading in the Shares; (ii) any general suspension of, or general limitation on prices for, or trading in, securities on any national securities exchange in the United States or in the over-the-counter market; (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iv) any limitation (whether or not mandatory) by any governmental agency or authority on, or any other event that, in the Offeror’s reasonable judgment, could reasonably be expected to adversely affect, the extension of credit by banks or other financial institutions in the United States; (v) the commencement or escalation of a war, armed hostilities, terrorism, or other similar national or international calamity directly or indirectly involving the United States; (vi) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the reasonable judgment of the Offeror, is reasonably likely to materially adversely affect the extension of credit by banks or other lending institutions; or (vii) in the case of any of the foregoing existing on December 6, 2024 (at the time of commencement of the Offer), a material acceleration or worsening thereof;

•	any decrease in excess of 10% in the market price for the Shares measured from the close of trading on December 5, 2024, the last full trading day before the Offeror commenced the Offer;

•

any decline in either the Dow Jones Industrial Average, or the Standard & Poor’s Index of 500 Industrial Companies or the NYSE Composite Index by an amount in excess of 10% measured from December 5, 2024, the last full trading day before the Offeror commenced the Offer;

•

any change (or condition, event or development involving a prospective change) has occurred in the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, licenses, results of operations or prospects of the Company or any of its subsidiaries or affiliates, taken as a whole, that, in the Offeror’s reasonable judgment, does or is reasonably likely to have a materially adverse effect on the Company or any of its subsidiaries or affiliates, taken as a whole, or the Offeror has become aware of any fact that, in the Offeror’s reasonable judgment, does or is reasonably likely to have a material adverse effect on the value of the Shares;

•

there has been threatened in writing, instituted, or pending any action, proceeding, application or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, or any other person or tribunal, domestic or foreign, which:

•

challenges or seeks to challenge, restrain, prohibit or delay the making of the Offer, the acquisition by the Offeror of the Shares in the Offer, or any other matter relating to the Offer, or seeks to obtain any material damages in connection with the Offer;

•

seeks to make the purchase of, or payment for, some or all of the Shares pursuant to the Offer illegal or results in a delay in the Offeror’s ability to accept for payment or pay for some or all of the Shares;

•

seeks to impose limitations on the Offeror’s ability (or any affiliate of the Offeror) to acquire or hold or to exercise full rights of ownership of the Shares, including, but not limited to, the right to vote the Shares purchased by the Offeror on all matters properly presented to the Company’s stockholders; or

•

otherwise could reasonably be expected to materially adversely affect the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, licenses, results of operations or prospects of the Company or any of its subsidiaries or affiliates, taken as a whole, or the value of the Shares;

•

any action has been taken or any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) has been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries or affiliates, or the Offeror, by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in the Offeror’s reasonable judgment:

•	indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of Shares thereunder;

•	could reasonably be expected to prohibit, restrict or delay consummation of the Offer; or

•

otherwise could reasonably be expected to materially adversely affect the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, licenses or results of operations of the Company or any of its subsidiaries or affiliates, taken as a whole;

•	the Offeror learns that:

•

any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire the Company or any of the Shares, or has made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of its or their respective assets or securities;

•

a tender or exchange offer for any or all of the outstanding Shares (other than the Offer), or any merger, acquisition, business combination or other similar transaction with or involving the Company or any subsidiary, has been proposed, announced or made by any person or entity (including the Company or its subsidiaries) or has been publicly disclosed; or

•

the Company or any of its subsidiaries shall have commenced active consideration of, engaged in discussions or negotiations with respect to, or authorized, recommended, proposed or entered into an agreement with respect to, any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of stock and/or assets of a third party, disposition of stock and/or assets of a third party, release or relinquishment of any material contractual or other right of the Company or any of its subsidiaries or any comparable event, in each case, not in the ordinary course of business;

•

any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer has not been obtained on terms satisfactory to the Offeror in its reasonable discretion;

•

the Schedule 14D-9 does not provide that the Special Committee (as defined herein), acting in accordance with an express delegation of authority from the Board of Directors of the Company (the “Board”), has determined to express no opinion and remain neutral with respect to the Offer, or the Company otherwise breaches the Tender Offer Agreement (as defined herein);

•

the consummation of the Offer and the purchase of the shares pursuant to the Offer will cause the shares to be (1) delisted from the New York Stock Exchange (the “NYSE”) or (2) eligible for deregistration under the Exchange Act; and

•

legislation amending the Internal Revenue Code of 1986, as amended, and applicable Treasury Regulations issued pursuant thereto (the “Code”), becomes effective and would, in the Offeror’s reasonable judgment, change the tax consequences of the transaction contemplated by the Offer in any manner that would adversely affect either of the Offeror or any of its affiliates.

The conditions referred to above may be waived by the Offeror, in whole or in part, at any time and from time to time in the Offeror’s reasonable discretion prior to the Expiration Time.

The Offeror can amend the Offer in its sole discretion at any time prior to the Expiration Time; provided, however, that without the prior written consent of the Special Committee, the Offeror may not (i) increase or reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) add to the conditions of the Offer or modify or change any condition of the Offer to make such or any other condition of the Offer more difficult to satisfy or in a manner adverse to the holders of Shares (other than IEP and its affiliates) or which would delay the consummation of the Offer or (iv) otherwise amend, modify or supplement the Offer in a manner materially adverse to the holders of Shares (other than IEP and its affiliates). Unless a condition of the Offer is not satisfied or becomes incapable of being satisfied, the Offeror may not terminate the Offer prior to the Expiration Time without the prior written consent of the Company, acting through the Special Committee.

According to the Schedule TO, the principal business address of each of the Offeror and IEP is 16690 Collins Ave, PH-1, Sunny Isles Beach, Florida 33160, and the telephone number of each is (305) 422-4100.

For the reasons described in this Schedule 14D-9, the Special Committee, acting upon the express delegation of authority by the Board, has unanimously determined to express no opinion and remain neutral with respect to the Offer and to not make any recommendation to stockholders as to whether to tender, or refrain from tendering, their Shares in the Offer.

Tender Offer Agreement

The Offer is being made pursuant to the Tender Offer Agreement, dated as of December 6, 2024, by and between the Company and Carl C. Icahn, IEP and the Offeror (as it may be amended or supplemented from time to time, the “Tender Offer Agreement”). Pursuant to the Tender Offer Agreement, the parties thereto have agreed that, among other things:

•

As soon as reasonably practicable on the date of the Tender Offer Agreement, the Offeror shall commence the Offer and file with the SEC a Tender Offer Statement on Schedule TO reflecting the offer to purchase up to a maximum of 17,753,322 Shares in the aggregate at a price of $18.25 per Share, subject to any required withholding of taxes, net to the seller in cash, without interest.

•

As promptly as practicable after the date the Schedule TO is filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, which shall provide that the Special Committee, acting in accordance with an express delegation of authority from the Board, has determined to express no opinion and remain neutral with respect to the Offer.

•	Upon the consummation of the Offer, unless approved by (A) the Special Committee or (B) a special committee of the Board comprised solely of independent directors of the Company who (i) are not affiliated with and do not have any material relationship with Mr. Icahn, IEP, the Offeror or their affiliates (collectively, the “Icahn Entities”) and (ii) are disinterested and independent under Delaware law as to the matter under consideration, and who have been empowered to freely select their own advisors and to reject any proposed transaction definitively (a “Disinterested Committee”), for so long as (i) the Offeror or any of its affiliates beneficially own (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act), in the aggregate, in excess of 50% of the outstanding Shares, (ii) the Shares are registered under Section 12 of the Exchange Act and (iii) any Shares are beneficially owned (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) by a stockholder other than the Icahn Entities, then the Icahn Entities shall not, and shall take all actions necessary to cause Mr. Icahn and any of his controlled affiliates not to, take any action, directly or indirectly, to cause: (1) the Shares to cease to be quoted on the NYSE; (2) the Shares to be deregistered under Section 12 of the Exchange Act; (3) the Company to cease filing reports with the SEC required by Sections 13 and/or 15(d) of the Exchange Act, even if the Company may not be subject to the reporting requirements of Sections 13 and/or 15(d) of the Exchange Act; or (4) the Company to cease to maintain an audit committee comprising at least two directors who are not affiliated with the Icahn Entities and are otherwise “independent” within the meaning of Rule 10A-3 under the Exchange Act and applicable rules and regulations of NYSE.

•

Upon the consummation of the Offer, unless approved by the Special Committee or a Disinterested Committee, for so long as (i) the Icahn Entities beneficially own (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act), in the aggregate, in excess of 50% of the outstanding Shares, (ii) the Shares are registered under Section 12 of the Exchange Act, and (iii) any Shares are beneficially owned (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) by a stockholder other than the Icahn Entities, then the Icahn Entities shall not, and shall take all actions necessary to cause Mr. Icahn and any of his controlled affiliates not to, directly or indirectly including as part of a “group” (as such term is applied under Section 13(d) of the Exchange Act)), alone or in concert with any other person or entity: (1) enter into an agreement to effect, or consummate, any transaction to acquire all of the outstanding Shares; or (2) enter into an agreement to effect, or consummate, any increase in its beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) percentage in the Company above 84% of all outstanding Shares, other than as a result of (i) a repurchase, redemption, retirement, cancellation, or other similar action with respect to the Shares of Common Stock by the Company or (ii) participation in a securities offering by the Company that is offered to all stockholders of the Company on the same terms.

The foregoing description of the Tender Offer Agreement is qualified in its entirety by reference to the Tender Offer Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Amended and Restated Tax Allocation Agreement

American Entertainment Properties Corp., an affiliate of IEP (“AEPC”), the Company and certain subsidiaries of the Company are party to a Tax Allocation Agreement, dated as of May 19, 2012 (the “Original Tax Allocation Agreement”). If, after consummation of the Offer, the Offeror becomes the beneficial owner of 80% or more of the outstanding Shares and the Company becomes part of an affiliated group (as defined in the Code), of which AEPC is the common parent (the “AEPC Group”), then the Company will, and the Offeror will cause AEPC to, promptly enter into an amendment to the Original Tax Allocation Agreement (as it may be amended or supplemented from time to time, the “Amended and Restated Tax Allocation Agreement”) in the form attached to the Tender Offer Agreement. If the Company becomes part of the AEPC Group, the Company will no longer file its own federal income tax return. It will instead be included in the AEPC Group’s return. Both the Original Tax Allocation Agreement and the Amended and Restated Tax Allocation Agreement set forth the obligations of the parties with respect to return preparation, information sharing, tax audits and payments to be made by the Company to AEPC on account of the Company’s contribution to the AEPC Group’s federal income tax liability. These obligations also apply to state tax returns where the Company is included in a consolidated, combined, unitary or similar return with AEPC or its affiliate. The Amended and Restated Tax Allocation Agreement updates and makes minor revisions to the Original Tax Allocation Agreement.

The foregoing description of the Amended and Restated Tax Allocation Agreement is qualified in its entirety by reference to the form of the Amended and Restated Tax Allocation Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Relationship with the Offeror

According to the Schedule TO, as of December 6, 2024, affiliates of the Offeror beneficially owned 66,692,381 Shares, in the aggregate, representing approximately 66% of the issued and outstanding Shares.

Actual or Potential Conflicts of Interest Between the Company’s Directors and the Offeror

Of the seven members of the Board, three are currently serving as directors, officers or employees of the Offeror or its affiliates. Ted Papapostolou has served as the Chief Financial Officer of IEP and a director of Icahn Enterprises G.P. Inc., the general partner of IEP and the Offeror (“Icahn GP”), since 2021. Dustin DeMaria has served as Financial Analyst of IEP since 2022. Stephen Mongillo has served as a director of Icahn GP since 2020. None of Mr. Papapostolou, Mr. DeMaria and Mr. Mongillo are members of the Special Committee, and each such director recused himself from the Board’s deliberation and approval with respect to the Company’s third quarter 2024 dividend and the Board’s determination to suspend the dividend for such quarter.

Consideration Payable Pursuant to the Offer

If the Company’s directors and executive officers were to tender any Shares they own pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the Company’s other stockholders whose Shares are purchased pursuant to the Offer. As of December 2, 2024, the Company’s directors and executive officers were deemed to beneficially own no Shares. See “ —Conflicts of Interest with the Company—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Outstanding Shares Held by Directors and Executive Officers” below.

The Offer, if consummated, will not constitute a change in control of the Company for purposes of the Second Amended and Restated CVR Energy, Inc. 2007 Long Term Incentive Plan (the “LTIP”) filed as Exhibit (e)(3) to this Schedule 14D-9 or the CVR Energy, Inc. Change in Control and Severance Plan (the “Severance Plan”) filed as Exhibit (e)(8) to this Schedule 14D-9. Accordingly, the consummation of the Offer will not result in any outstanding and unvested equity award vesting or becoming exercisable.

Special Committee of the Board

Pursuant to a resolution of the Board, the Board appointed a Special Committee – Strategic of the Board (the “Special Committee”) comprised solely of independent and disinterested directors and authorized the Special Committee to consider, evaluate and negotiate on behalf of the Company certain potential strategic transactions available to the Company and its subsidiaries (other than CVR Partners, LP (“CVR Partners”) and its subsidiaries), including the Offer, and to authorize, recommend, approve or reject or take other action with respect to, as applicable, such transactions. The members of the Special Committee are Mark J. Smith and Julia Heidenreich Voliva.

Conflicts of Interest with the Company

Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no other material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) the Company or any of its affiliates, on the one hand, and (ii) (a) any of its executive officers, directors or affiliates, or (b) IEP or the Offeror or any of their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

Our executive officers, directors and affiliates may be deemed to have interests in the execution and delivery of the Tender Offer Agreement and the Offer, which may be different from, or in addition to, those of our stockholders generally. These interests may create potential conflicts of interest. The Special Committee was aware of these interests and considered them, among other matters, in reaching its determination to express no opinion and remain neutral with respect to the Offer and to not make any recommendation to stockholders as to whether to tender, or refrain from tendering, their Shares in the Offer (see “Item 4. The Solicitation or Recommendation— Reasons for Recommendation” of this Schedule 14D-9). These interests are described in more detail below.

For further information with respect to the arrangements between the Company and certain executive officers, directors and affiliates described in this Item 3, as well as other arrangements between the Company and its executive officers, directors and affiliates, please see the information under the headings “Director Compensation,” “Compensation Discussion and Analysis, “Compensation of Named Executive Officers,” “Securities Ownership of Certain Beneficial Owners and Officers and Directors” and “Certain Relationships and Related Party Transactions” of the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on April 17, 2024, which excerpts are filed as Exhibit (e)(21) to this Schedule 14D-9 and are incorporated herein by reference.

Outstanding Shares Held by Directors and Executive Officers

The following table sets forth (i) the number of Shares beneficially owned as of December 2, 2024 by each of our directors and executive officers and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Director or Executive Officer	Number of Shares (#)	Cash Consideration for Shares ($)
Directors:
Ted Papapostolou	—	—
Dustin DeMaria	—	—
Jaffrey A. Firestone	—	—
David L. Lamp	—	—
Stephen Mongillo	—	—
Mark J. Smith	—	—
Julia Heidenreich Voliva	—	—
Executive Officers:
Dane J. Neumann	—	—
Mark A. Pytosh	—	—
Melissa M. Buhrig	—	—
C. Douglas Johnson	—	—
Michael H. Wright, Jr.	—	—
Jeffrey D. Conaway	—	—

All of our current directors and executive officers as a group (13 persons)	—	—

Potential Severance Benefits

The Offer, if consummated, will not constitute a change in control of the Company for purposes of the LTIP filed as Exhibit (e)(3) to this Schedule 14D-9, the Severance Plan filed as Exhibit (e)(8) to this Schedule 14D-9, the Company’s performance-based bonus plans filed as Exhibits (e)(9) through (e)(14) to this Schedule 14D-9 or the employment agreement between the Company and David L. Lamp filed as Exhibit (e)(15) to this Schedule 14D-9.

Director Compensation

Only directors of the Company who are not officers or employees of the Company or its affiliates (including IEP and its affiliates) (“Non-Employee Directors”) receive compensation for their service on the Board and its committees. The Non-Employee Directors consist of Messrs. Firestone, Mongillo and Smith and Ms. Heidenreich Voliva. The Non-Employee Directors’ compensation is as follows (other than in connection with service on the Special Committee, which is addressed under “ — Compensation to Members of the Special Committee”):

•	an annual cash retainer of $50,000, payable in quarterly installments;

•	an annual cash retainer for service as a committee chair or member of $5,000 and $1,000, respectively, payable in quarterly installments; and

•	reimbursement for out-of-pocket expenses in connection with attending meetings of the Board and its committees and for director-related education expenses up to a maximum amount of $1,500 per year.

Compensation to Members of the Special Committee

Pursuant to a resolution of the Board, each member of the Special Committee has received or will receive compensation in an amount equal to $10,000 per month for his or her service as a member of the Special Committee commencing November 2024. In addition, Mr. Smith and Ms. Heidenreich Voliva each received $30,000 for their service on the Special Committee in connection with their review of a Potential Strategic Transaction prior to the proposed tender offer.

Indemnification of Directors and Officers; Insurance

Section 145 of the Delaware General Corporation Law (the “DGCL”) empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director or officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and others in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a director or officer is successful on the merits or otherwise in the defense of any action referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such director or officer against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

As permitted by the DGCL, the certificate of incorporation of the Company includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under section 174 of the DGCL regarding unlawful dividends and stock purchases; or

•	for any transaction for which the director derived an improper personal benefit.

As permitted by the DGCL, the Company’s bylaws provide that:

•	the Company is required to indemnify its directors and officers to the fullest extent permitted by the DGCL, subject to very limited exceptions;

•	the Company may indemnify its other employees and agents to the fullest extent permitted by the DGCL, subject to very limited exceptions;

•

the Company is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions;

•	the Company may advance expenses, as incurred, to its employees and agents in connection with a legal proceeding; and

•	the rights conferred in the bylaws are not exclusive.

The Board has approved a form of indemnification agreement for its directors and officers and expects that each of its current and future directors and officers will enter into substantially similar indemnification agreements with the Company to give the Company’s directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Company’s certificate of incorporation and to provide additional procedural protections.

The Company and its subsidiaries are covered by liability insurance policies which indemnify their directors and officers against loss arising from claims by reason of their legal liability for acts as such directors, officers or trustees, subject to limitations and conditions as set forth in the policies.

Arrangements with the Offeror and IEP and their Affiliates

Tender Offer Agreement

The information set forth in “Item 2. Identity and Background of Filing Person—Tender Offer—Tender Offer Agreement” of this Schedule 14D-9 is incorporated herein by reference.

Amended and Restated Tax Allocation Agreement

The information set forth in “Item 2. Identity and Background of Filing Person—Tender Offer—Amended and Restated Tax Allocation Agreement” of this Schedule 14D-9 is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

(a) Recommendation.

The Special Committee, acting upon the express delegation of authority by the Board, has unanimously determined to express no opinion and remain neutral with respect to the Offer and to not make any recommendation to stockholders as to whether to tender, or refrain from tendering, their Shares in the Offer. The Special Committee has not determined whether or not the Offer is fair to, and in the best interests of, the Company and the stockholders of the Company not affiliated with IEP or its affiliates (other than the Company and its officers and directors) (the “Public Stockholders”). Accordingly, the Special Committee urges each stockholder to make its own investment decision regarding the Offer based on all available information, in light of the stockholder’s own investment objectives, the stockholder’s views on the Company’s financial prospects, the factors considered by the Special Committee (described below under “ —Reasons for Recommendation”), and any other factors the stockholder considers relevant to its investment decision.

(b) Background of the Offer.

From time to time, representatives of the Company engage in discussions with IEP’s or its affiliates’ management, directors, stockholders and other parties regarding the Company’s and its subsidiaries’ performance, business, strategic direction, capital structure, prospects and management, as well as other ways of maximizing stockholder value, which may include extraordinary transactions. Representatives of the Company and IEP also consider from time to time potential strategic transactions available to the Company and its subsidiaries, which may include the acquisition or sale of entities, assets or businesses, including the acquisition or sale of material amounts of refining assets through negotiated mergers and/or stock or asset purchase agreements by the Company or its subsidiaries.

In early 2024, representatives of the Company and representatives of IEP engaged in exploratory discussions regarding a number of potential strategic transactions available to the Company, including potential acquisitions by the Company, strategic options involving CVR Partners and the Icahn Entities’ potential involvement in such potential transactions.

On March 18, 2024, the Offeror and certain of its affiliates filed an amendment to their Schedule 13D (the “March Schedule 13D Amendment”) with the SEC and the Company filed a Current Report on Form 8-K (the “March Form 8-K”) and a Schedule 13D with the SEC indicating that, among other things, IEP and the Company were considering potential strategic transactions available to the Company and its subsidiaries, which may include the acquisition of additional entities, assets or businesses, including the acquisition of material amounts of refining assets through negotiated mergers and/or stock or asset purchase agreements by the Company or its subsidiaries. The March Schedule 13D Amendment and the March Form 8-K each further indicated that IEP or certain of its affiliates may participate in such acquisitions, including by providing financing to the Company or its subsidiaries through the acquisition of additional equity of the Company and/or its subsidiaries, providing loans to the Company and/or its subsidiaries or otherwise. Each of the March Schedule 13D Amendment and the March Form 8-K also indicated that IEP, certain of its affiliates and the Company were considering strategic options involving CVR Partners, which may include the acquisition of some or all of the outstanding publicly held common units of CVR Partners by IEP or its affiliates, the Company, or a combination thereof, the sale of CVR Partners or the Company’s interest therein, or other transactions. The March Schedule 13D Amendment further indicated that IEP and its affiliates continuously evaluate their investment in the Company and, depending on various factors including, but not limited to, the price of the Shares, the terms and conditions of available transactions, prevailing market conditions and such other considerations as IEP and its affiliates deem relevant, may, at any time or from time to time, and subject to any required regulatory approvals, acquire or dispose of additional Shares on the open market.

Also on March 18, 2024, the Company disclosed in the March Form 8-K that the Company appointed a Special Committee – Strategic, comprised of James M. Strock and Mark J. Smith, to consider, evaluate and negotiate on behalf of the Company certain of the potential strategic transactions described in the March Schedule 13D Amendment and the March Form 8-K (collectively, the “Potential Strategic Transactions”). Since March 18, 2024, as periodically disclosed by the Company and IEP, representatives of IEP and representatives of the Company have, from time to time, continued to engage in exploratory discussions regarding a Potential Strategic Transaction.

In April 2024, the Special Committee met to consider retaining legal counsel and determined to approach Baker Botts L.L.P. (“Baker Botts”) about representing the Special Committee in connection with the Potential Strategic Transactions. On April 16, 2024, the Special Committee met telephonically with representatives of Baker Botts and interviewed them regarding Baker Botts’s qualifications, experience and relationships with the Icahn Entities and the Company. The Special Committee determined to retain Baker Botts as its independent legal advisor in connection with a Potential Strategic Transaction. The Special Committee engaged Baker Botts due to its extensive industry experience, prior knowledge about the Company and its independence from the Icahn Entities. Later in April 2024, the Special Committee determined to retain Potter Anderson & Corroon LLP (“Potter Anderson”) as its independent legal advisor in connection with a Potential Strategic Transaction.

On April 29, 2024, the Special Committee interviewed three firms to potentially serve as the Special Committee’s independent financial advisor in connection with a Potential Strategic Transaction involving CVR Partners. On May 6, 2024, the Special Committee selected TPH&Co., the energy business of Perella Weinberg Partners (“TPH”), as its independent financial advisor due to its extensive industry experience, knowledge of the refining sector and independence from the Icahn Entities. After being selected, TPH conducted a preparatory review of CVR Partners over the ensuing months, including preliminary forecast data for CVR Partners and the Company prepared by management of the Company at the Special Committee’s request, and had several discussions and meetings with members of the Company’s management regarding the operations, performance and future prospects of CVR Partners.

On May 16, 2024, the Company filed a Current Report on Form 8-K with the SEC disclosing that on and effective May 10, 2024, Mr. Strock resigned from the Board for personal reasons. On and effective May 16, 2024, the Board appointed Julia Heidenreich Voliva as a member of the Board and as a member of the Special Committee.

Between May 2024 and August 2024, the Special Committee met periodically with its advisors to discuss preparatory review and observations and other matters in connection with the Special Committee’s evaluation of a Potential Strategic Transaction involving the Company’s interests in CVR Partners. No proposal regarding such transaction was received.

In September 2024, representatives of IEP indicated to representatives of the Company that IEP or its affiliates were considering the acquisition of additional Shares of Common Stock of the Company through a tender offer and inquired as to the readiness of the Special Committee to receive, review and evaluate a potential proposal from IEP.

Between September 2024 and IEP’s public announcement of the proposed tender offer on November 8, 2024, representatives of IEP, representatives of the Company and their respective legal advisors engaged in preliminary discussions regarding potential parameters for a potential tender offer for additional Shares of Common Stock of the Company. No proposal with respect to a tender offer was made prior to IEP’s public announcement on November 8, 2024.

Beginning in early 2024 and worsening throughout the year, the domestic refining industry experienced a deterioration of refining crack spreads and the Company was affected by volatile commodity pricing and higher industry utilization and oversupply, which had an unfavorable impact on the Company’s business and negatively impacted the Company’s cash from operations, its primary source of liquidity. Cash from operations was also negatively impacted by operational issues at the Company’s facilities, including the fire incident at the Company’s Wynnewood refinery in the second quarter of 2024, together with related downtime and expenses. As a result, representatives of the Company considered the foregoing events and recent operational issues at the Company’s facilities, including the negative impacts on the Company’s cash from operations. The Company also considered the planned turnaround at the Company’s Coffeyville refinery in early 2025, which will require a substantial cash outlay, further reducing the Company’s liquidity. In response to such events, in October 2024, the Company evaluated certain financial alternatives, including the negotiation of the terms of a new debt facility to provide additional near-term liquidity for the Company (the “incremental debt facility”).

In October 2024, the Company finalized its proposed annual budget for 2025. Later in October 2024, the Board evaluated and approved the budget (subject to customary updates of certain assumptions) as well as management’s recommendations relating to proposed capital expenditures for the remainder of 2024. Management utilized certain portions of this budget to prepare a five-year financial forecast for the Company and its consolidated subsidiaries, which reflected the developments described above as well as management’s expectations that crack spreads would likely remain low through 2025, though may improve toward the end of 2025 due to expected balancing of supply-demand fundamentals. The Company refined the financial forecast for the Company and its consolidated subsidiaries from time to time (as refined from time to time, the “financial forecast”) throughout the Special Committee’s review of the potential tender offer, and TPH, as directed by the Special Committee, used the financial forecast in conducting its financial analyses.

On October 28, 2024, the Company issued a press release announcing its third quarter 2024 financial results and the suspension of its quarterly dividend, which for the second quarter of 2024 was $0.50 per Share. The Company reported: net cash provided by operating activities of $306 million for the nine months ended September 30, 2024 as compared to net cash provided by operating activities of $984 million for the nine months ended September 30, 2023; net income of $781 million for the nine months ended September 30, 2024 as compared to net income of $5 million for the nine months ended September 30, 2023; and EBITDA of $530 million for the nine months ended September 30, 2024 as compared to EBITDA of ($35) million for the nine months ended September 30, 2023. In light of IEP’s potential tender offer, each of Ted Papapostolou, the Chief Financial Officer of IEP and a director of Icahn GP, Stephen Mongillo, a director of Icahn GP, and Dustin DeMaria, Financial Analyst of IEP, each of whom serves as a director on the Company’s Board, recused themselves from the Board’s deliberation and approval with respect to the Company’s third quarter 2024 dividend and the Board’s determination to suspend the dividend for such quarter.

The Company disclosed in its Quarterly Report on Form 10-Q for the third quarter of 2024, filed with the SEC on October 29, 2024, that the Company also implemented the following measures:

•	the deferment of new growth capital spending; and

•

a reduction in the amount of expected capital expenditures for the remainder of 2024, including certain capital expenditures through 2025, to only include those projects which are critical to continuing safe and reliable operations, environmental compliance projects or are required to support future activities.

The Company further disclosed in its Quarterly Report on Form 10-Q that it expected such measures noted above, excluding the suspended payment of the cash dividend, to result in cash savings of approximately $25 million through the remainder of 2024.

On November 6, 2024, in anticipation of the possible receipt of the November 8 Letter (as defined herein), the Board delegated consideration, evaluation and negotiation of a potential tender offer to the Special Committee.

After market close on November 8, 2024, IEP delivered a letter (the “November 8 Letter”) to the Board pursuant to which IEP proposed that the Offeror (or a subsidiary thereof) would commence a tender offer to acquire up to 15 million additional Shares of Common Stock of the Company (the “Maximum Tender Amount”) for a purchase price of $17.50 per Share which, if the tender offer were fully or over-subscribed, would increase IEP’s indirect ownership stake from approximately 66.3% of the outstanding Shares of Common Stock of the Company to approximately 81.3% of the outstanding Shares of Common Stock of the Company. IEP’s proposal noted that the proposed purchase price represented a premium of approximately 6% to the closing price of the Shares of Common Stock on November 7, 2024, and a premium of approximately 5% to the volume-weighted average price of the Shares during the seven trading days preceding the proposal. IEP’s proposal contemplated that the Offeror (or a subsidiary thereof) would acquire all Shares of Common Stock properly tendered in the tender offer up to the Maximum Tender Amount, and that the tender offer would not be subject to a minimum tender condition. IEP’s proposal also indicated that it was proposing the tender offer because it believed that the Company’s Shares were undervalued in the market and represented an attractive investment opportunity, and that the Company’s shareholders would benefit from an opportunity to sell their Shares at a premium to their trading price. Furthermore, IEP noted that it (i) would be willing to agree with the Company to certain contractual provisions that would be for the benefit of the Public Stockholders following completion of the tender offer, and (ii) expected that a Special Committee of independent directors of the Company would consider its proposal and such other terms, and make a recommendation to the Company’s stockholders or determine to remain neutral with respect to the tender offer. IEP disclosed this proposal in a press release publicized prior to market open on November 8, 2024, which was attached to an amendment to the Schedule 13D filed by the Offeror and its affiliates and a Schedule TO filed by IEP and certain affiliates, in each case, with the SEC on November 8, 2024.

On November 8, 2024, the Special Committee met telephonically with representatives of Baker Botts to discuss the proposed tender offer. At the invitation of the Special Committee, representatives from TPH were also present to provide the Special Committee with its preliminary views as to the financial analysis to be conducted with respect to the proposal. The Special Committee discussed the timing and scope of appropriate legal and financial review in connection with its evaluation of the proposed tender offer. The Special Committee further considered the independence of Baker Botts and Potter Anderson from the Icahn Entities and each firm’s disinterestedness with respect to the potential transaction. Among other things, Baker Botts noted the extent of its historical work for the Company and its subsidiaries, including CVR Partners, Baker Botts’s current work relating to general securities and tax matters and the Company’s contemplated entry into the incremental debt facility, and for CVR Partners, general securities and tax work. Baker Botts’s work for the Company and its subsidiaries (including CVR Partners and its subsidiaries) for each of the last three full years and 2024 to date represented less than 0.5% of Baker Botts’s total revenues for each such period. Baker Botts performed no work for Mr. Icahn, IEP or its subsidiaries (other than the Company and CVR Partners) for the same periods. Potter Anderson confirmed that, except for its work for the Special Committee in connection with a Potential Strategic Transaction earlier in the year, it had no relationship with the Company or the Icahn Entities, nor did it have any interest in the proposed tender offer. The Special Committee determined that Baker Botts and Potter Anderson continued to be independent and disinterested with respect to the proposed tender offer and determined to retain Baker Botts and Potter Anderson in connection with the proposed tender offer.

Later in November 2024, following the reevaluation by the Special Committee of the independence and disinterestedness of TPH with respect to the tender offer on November 20, 2024, the Special Committee determined to formally engage TPH as the Special Committee’s independent financial advisor in connection with the proposed tender offer.

On November 13, 2024, the Special Committee met telephonically with representatives of Baker Botts and TPH present, at which the Special Committee discussed, among other things, the tender offer and various timing matters concerning the tender offer, including the requirement that the Company file with the SEC a Recommendation/Solicitation Statement on Schedule 14D-9. TPH also provided the Special Committee with an update on its review of financial matters to date and presented to the Special Committee a preliminary overview of the Company and the state of the refining market, including the Company’s operations, performance and prospects, which was primarily based on publicly available information and analyst expectations.

Also on November 13, 2024, Proskauer Rose LLP (“Proskauer”), outside counsel to the Icahn Entities, sent to Baker Botts a preliminary indicative term sheet outlining certain proposed terms regarding the proposed tender offer. The term sheet reiterated the proposed terms set forth in the November 8 Letter and further proposed that upon consummation of the tender offer, IEP would agree that for so long as IEP and its controlled affiliates beneficially own in excess of 50% of the outstanding Shares of Common Stock of the Company, Mr. Icahn and his controlled affiliates would not, without approval by the Special Committee: (i) cause the Company to (a) cease to have the Company’s Common Stock listed on the NYSE; (b) deregister the Shares under Section 12 of the Exchange Act; (c) cease filing reports with the SEC required by Section 13 and/or Section 15(d) of the Exchange Act; or (d) cease to maintain an audit committee comprising at least two independent directors (as defined under the rules and regulations of the NYSE); (ii) consummate any transaction to acquire all of the outstanding Shares of Common Stock; or (iii) increase their beneficial ownership of the Shares of Common Stock to an amount above 81.3% of all outstanding Shares of Common Stock, unless such increase is the result of the repurchase, redemption, cancellation or other similar action by the Company with respect to the Shares or participation in an offering by the Company that is offered to all stockholders of the Company on the same terms.

On November 14, 2024, at the request of the Special Committee, TPH met telephonically with representatives of the Company to discuss the financial forecast, including the assumptions therein, including with respect to forward crack spreads, the timing and amount of turnaround and maintenance capital expenditures and the expected impact of the incremental debt facility, among other items.

On November 18, 2024, Proskauer delivered a preliminary draft of the Tender Offer Agreement to Baker Botts, which included the terms set forth in the previously delivered term sheet.

On November 19, 2024, a telephonic meeting of the Special Committee was held with representatives from TPH and Baker Botts in attendance, at which, among other things, the Special Committee discussed the draft Tender Offer Agreement. The Special Committee discussed with its advisors the nature of the minority stockholder protections that were proposed by IEP in the draft Tender Offer Agreement and potential additional minority stockholder protections that the Special Committee could seek to negotiate. At this meeting, TPH also discussed with the Special Committee its preliminary financial analyses of the proposal and the methodologies and assumptions underlying such analyses.

On November 20, 2024, the Special Committee, together with representatives from TPH and Baker Botts, met telephonically with David L. Lamp, the President and Chief Executive Officer of the Company, Dane J. Neumann, the Chief Financial Officer of the Company, and other representatives of management to discuss the financial forecast as well as management’s views and expectations regarding the outlook for the Company and other financial information. The Special Committee also discussed with management the circumstances under which management might recommend to the Board that the Company resume paying a quarterly dividend.

Later on November 20, 2024, the Special Committee held a telephonic meeting with Baker Botts present, at which, among other things, the Special Committee further discussed the minority stockholder protections proposed by IEP, additional potential minority stockholder protections that the Special Committee could seek and potential amendments to the Original Tax Allocation Agreement, including sharing with the Company any benefits resulting from the Company’s inclusion in AEPC’s consolidated tax group from (i) the increased dividends received deduction that would be available to AEPC as an 80% stockholder and (ii) the use of Company losses to offset income by the AEPC Group. The members of the Special Committee further discussed with Baker Botts (i) a potential request that the tender offer be subject to a non-waivable minimum tender condition set at a majority of the Shares held by the Public Stockholders (the “minimum tender condition”) to facilitate obtaining a higher offer price and (ii) the impact of the tender offer on stockholders whose Shares would not be purchased in the tender offer. The Special Committee further discussed whether to propose an additional provision in the Tender Offer Agreement that would condition payment of dividends and share repurchases on the satisfaction of certain financial conditions. The Special Committee took into account management’s view that it was unlikely to recommend a dividend in the current margin environment. Management confirmed that the Board considers potential dividends quarterly and that other circumstances could impact these recommendations.

On November 21, 2024, a telephonic meeting of the Special Committee was held, with representatives from TPH and Baker Botts in attendance. TPH discussed with the Special Committee historical trading metrics, including with respect to previous timeframes during which the Offeror owned over 80% of the outstanding Shares, and updated preliminary financial analyses of the Company based on the financial forecast and the recent discussions with management. The members of the Special Committee and Baker Botts discussed the tender offer, including the impact of the tender offer on stockholders whose Shares would not be purchased in the tender offer, the Company and its operations, and the performance and prospects of, the opportunities potentially available to, and challenges facing, the Company’s businesses.

Later on November 21, 2024, the Special Committee delivered a letter to IEP requesting that the proposed tender offer be subject to the minimum tender condition.

On November 22, 2024, at the request of the Special Committee, senior executives and other representatives of the Icahn Entities and Proskauer met telephonically with the Special Committee, Baker Botts, Potter Anderson and TPH to address certain inquiries of the Special Committee regarding the proposed tender offer, the Icahn Entities’ reasons for the tender offer, the proposed terms of the tender offer, potential tax implications of the tender offer, and the Icahn Entities’ future plans with respect to the Company and CVR Partners. Representatives of IEP informed the Special Committee that IEP desired to consummate the tender offer because, among other reasons, it believes the market price of the Common Stock on November 7, 2024 was lower than the intrinsic value of the Company due to the Company’s recent earnings announcement and suspension of its quarterly dividend. IEP also explained the tax benefits to it if the Offeror became the owner of 80% or more of the outstanding Shares, which would allow for tax consolidation of the Company within the tax group of AEPC, including the benefits to the AEPC Group of the dividends received deduction and the use of losses by the Company and certain of its subsidiaries to offset AEPC Group income in the year the offset occurs.

Later on November 22, 2024, consistent with the Special Committee’s prior direction, representatives of Baker Botts and Potter Anderson met telephonically with representatives of Proskauer and Ashby & Geddes, P.A., Delaware counsel to IEP, at which time Proskauer noted that IEP would not be willing to agree to the minimum tender condition because (i) a minimum tender condition would be inconsistent with IEP’s commercial objectives, (ii) IEP believed that the minority stockholder protections proposed by IEP allowed for an impartial investment decision to be made by the stockholders of the Company, and (iii) IEP did not believe that a minimum tender condition provided additional benefits to stockholders and could potentially be detrimental to the Company’s stockholders in the context of the proposed tender offer.

On November 24, 2024, the Special Committee held a telephonic meeting with representatives of Baker Botts in attendance, at which, among other things, the Special Committee discussed the revised draft of the Tender Offer Agreement, the voluntary, partial nature of the tender offer, the price and other terms of the tender offer and the impact of the closing of the tender offer on stockholders of the Company who do not tender their Shares or who tender Shares and are subject to proration.

The Special Committee and Baker Botts also further discussed the potential minority stockholder protection provisions that the Special Committee could seek to negotiate. The Special Committee determined to propose amendments to the Tender Offer Agreement that included, among other matters, certain additional minority protections, certain indemnification protections for the benefit of the Company, reimbursement of 50% of the Company’s expenses in connection with the Offer, a provision restricting share repurchases and the payment of dividends unless certain financial conditions were met and amendments to the Original Tax Allocation Agreement. Later in the day on November 24, 2024, consistent with the Special Committee’s prior direction, Baker Botts delivered to Proskauer a revised draft of the Tender Offer Agreement.

On November 25, 2024, Proskauer contacted Baker Botts to orally deliver IEP’s response to the Special Committee’s revised draft of the Tender Offer Agreement. Later in the day, a telephonic meeting of the Special Committee was held, with representatives from TPH, Baker Botts and Potter Anderson in attendance, at which time Baker Botts informed the Special Committee that IEP had agreed to a reimbursement of up to $100,000 of Company expenses incurred in connection with the evaluation of the Offer by the Special Committee and changes to the indemnification provision that the Special Committee considered to be, on balance, beneficial to the Company. Baker Botts also informed the Special Committee that IEP was not willing to agree to additional minority stockholder protections or to a provision restricting share repurchases or the payment of dividends. The members of the Special Committee and the Special Committee’s financial and legal advisors then discussed potential responses by the Special Committee to IEP and related negotiating strategies. TPH discussed with the Special Committee updated financial analyses of the Company based on the financial forecast provided by management of the Company.

Later in the day on November 25, 2024, Proskauer delivered to Baker Botts a revised draft of the Tender Offer Agreement. Also on November 25, 2024, consistent with the Special Committee’s prior direction, Baker Botts delivered to Proskauer a proposed draft of the Amended and Restated Tax Allocation Agreement proposing, among other things, that IEP share with the Company any benefits it receives from (i) the incremental dividends received deduction and (ii) the use of Company losses to offset income by the AEPC Group.

On November 26, 2024, Proskauer delivered to Baker Botts a revised draft of the Amended and Restated Tax Allocation Agreement. Also on November 26, 2024, at the request of IEP, representatives of Baker Botts engaged in discussions with representatives of Proskauer and IEP regarding IEP’s reasons for declining to accept a number of the proposed amendments to the Original Tax Allocation Agreement. Baker Botts subsequently informed the Special Committee of IEP’s positions with respect to the agreement, and the Special Committee, after discussions with management, determined not to renew its comments on the Amended and Restated Tax Allocation Agreement.

On November 27, 2024, Proskauer and representatives of the Icahn Entities, including Mr. Icahn, engaged in a discussion with the Special Committee and its legal advisors from Baker Botts with respect to the terms of the tender offer and the Tender Offer Agreement. In such discussions, the Special Committee asserted that a higher tender offer price was warranted, among other reasons, in light of recent trading levels of the Shares of Common Stock and Wall Street broker estimates. In response, representatives from IEP indicated that IEP might be amenable to increasing the offer price to around $18.00 per Share and including in the Tender Offer Agreement a provision vesting the decision regarding payment of a dividend with the Special Committee until the fourth quarter of 2025.

Following such discussion with the Icahn Entities and Proskauer, the Special Committee held a separate telephonic meeting with Baker Botts, Potter Anderson and TPH present, at which the Special Committee discussed the offer price in the proposed tender offer relative to recent volume-weighted and closing Share price trading metrics as well as 52-week trading metrics.

Later that day, Proskauer contacted Baker Botts to deliver IEP’s counterproposal with respect to the tender offer and the Tender Offer Agreement, including the following key terms: (i) an increase of the offer price in the tender offer from $17.50 per Share to $18.00 per Share; (ii) an increase in the Maximum Tender Amount to a number of Shares which, if fully subscribed, would result in the increase of IEP’s indirect ownership stake from approximately 66.3% of the outstanding Shares of Common Stock to 84.0% of the outstanding Shares of Common Stock; and (iii) vesting of the decision regarding the Company’s payment of a dividend with the Special Committee until the fourth quarter of 2025. Baker Botts subsequently informed the Special Committee of IEP’s counterproposal.

Following receipt of such counterproposal, the Special Committee held a telephonic meeting with Baker Botts, Potter Anderson and TPH present, at which the Special Committee discussed, among other things, the voluntary, partial nature of the tender offer, the price and other terms of the tender offer and the impact of the closing of the tender offer on stockholders of the Company who do not tender their Shares or who tender Shares and are subject to proration. Following discussions with its financial and legal advisors, the Special Committee determined to assert that the offer price be increased to $18.25 per Share, representing a premium of over 10% to the unaffected closing price of the Common Stock on November 7, 2024 and a premium to various volume-weighted average prices of the Common Stock during the post-earnings period considered relevant by the Special Committee. The Special Committee also considered the possible effects of the incremental decrease in the number of outstanding Shares held by the Public Stockholders. Further, the Special Committee noted that, based on internal discussions, covenants in the incremental debt facility, if executed, could have the effect of providing certain limits on the Company’s ability to conduct share repurchases and pay dividends to its stockholders. In light of management’s view that it was unlikely to recommend a dividend in the current margin environment, the Company’s likely entry into the incremental debt facility, and to facilitate obtaining a higher offer price, the Special Committee determined not to further pursue a covenant regarding a limitation on dividends or share repurchases.

Later that day, the Icahn Entities and Proskauer held a meeting with the Special Committee and Baker Botts with respect to the terms of the tender offer and the Tender Offer Agreement, at which time the Special Committee asserted that IEP should increase the offer price in the tender offer to $18.25 per Share and, after discussion, IEP agreed to consider the proposed price if the Maximum Tender Amount were increased to a number of Shares which, if fully subscribed, would result in the increase of IEP’s indirect ownership stake from approximately 66.3% of the outstanding Shares of Common Stock to 84.0% of the outstanding Shares of Common Stock and the other provisions contained in the Tender Offer Agreement were unchanged. After a brief recess, the parties reconvened and IEP agreed to an offer price of $18.25 per Share and a Maximum Tender Amount equal to a number of Shares which, if fully subscribed, would result in the increase of IEP’s indirect ownership stake from approximately 66.3% of the outstanding Shares of Common Stock to 84.0% of the outstanding Shares of Common Stock. Baker Botts subsequently confirmed there were no material open points remaining on the agreements. Proskauer subsequently confirmed the revised offer by the delivery to Baker Botts of a revised draft of the Tender Offer Agreement reflecting such terms as well as IEP’s proposed conditions to the consummation of the tender offer.

From November 27, 2024 through December 5, 2024, the Special Committee, Baker Botts and Potter Anderson reviewed and commented on drafts of the Tender Offer Agreement and the Amended and Restated Tax Allocation Agreement and worked to finalize their comments to the such documents and the related exhibits. From November 27, 2024 through the execution of the Tender Offer Agreement, revised drafts of the Tender Offer Agreement were circulated by Proskauer and Baker Botts at the direction of the Icahn Entities and the Special Committee, respectively.

On December 1, 2024, the Special Committee held a telephonic meeting at which representatives of TPH, Baker Botts and Potter Anderson were present. At this meeting, TPH reviewed with the Special Committee its financial analyses with respect to the Offer. At the request of the Special Committee, TPH then rendered to the Special Committee an oral opinion, which was subsequently confirmed by delivery of a written opinion from TPH dated as of December 1, 2024, that, as of such date and based upon and subject to the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by TPH as set forth in its opinion, the Offer Price of $18.25 per Share in cash to be received pursuant to the Offer by the Public Stockholders that tender their Shares is fair, from a financial point of view, to such holders (see “—Opinion of Financial Advisor” below for further details).

Later in the meeting, representatives from Baker Botts and Potter Anderson reviewed with the Special Committee its fiduciary duties when considering the Offer. Baker Botts provided an overview of the background of the Offer, a description of the Offer, including the terms and conditions thereof and consideration to be paid by IEP to the Public Stockholders in exchange for Shares tendered in the Offer, and a summary of the final terms and conditions of the Tender Offer Agreement and the Amended and Restated Tax Allocation Agreement, noting that the Special Committee had been continually kept apprised of all developments throughout the negotiations with IEP. The Special Committee discussed the reasons that it considered in making a determination with respect to the Offer, including, among other things, the minority stockholder protections contained in the Tender Offer Agreement.

On the basis of TPH’s analyses and the advice of Baker Botts and Potter Anderson, as well as the Special Committee’s deliberations, including discussions of the considerations set forth below under “—Reasons for Recommendation,” the Special Committee unanimously (i) approved and authorized the Company to enter into and perform its obligations under the Tender Offer Agreement and the Amended and Restated Tax Allocation

Agreement, (ii) determined that, in accordance with Rule 14e-2 under the Exchange Act, the Company shall express no opinion and remain neutral with respect to the Offer and not make any recommendation to stockholders as to whether to tender, or refrain from tendering, their Shares in the Offer, and (iii) authorized the Company to prepare, execute and file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 disclosing that the Company expresses no opinion and is remaining neutral with respect to the Offer.

On December 6, 2024, Mr. Icahn, IEP and the Offeror, on the one hand, and the Company, on the other hand, entered into the Tender Offer Agreement. Also on December 6, 2024, certain of the Icahn Entities filed a Schedule TO relating to the Offer.

(c) Reasons for Recommendation.

In evaluating the Offer and the Tender Offer Agreement, the Special Committee consulted with senior management of the Company, as well as TPH, Baker Botts and Potter Anderson. In determining to express no opinion and remain neutral with respect to the Offer and to not make any recommendation to stockholders as to whether to tender, or refrain from tendering, their Shares in the Offer, the Special Committee considered numerous factors, including the following, among others and not necessarily in order of relative importance:

•

Premium to Market Price. The Offer Price of $18.25 per Share represents a premium of approximately 10.5% to the closing price of the Shares on the NYSE on November 7, 2024, the trading day prior to the Company’s announcement that it had received a non-binding proposal letter from the Offeror regarding a tender offer. The Offer Price also represents a premium of approximately 6.7% to the volume-weighted average price of the Shares from October 29, 2024 through November 7, 2024 (the trading period following earnings and preceding public disclosure of the Offeror’s non-binding proposal letter) and a premium of approximately 2.5% to the volume-weighted average price of the Shares from October 29, 2024 through November 29, 2024 (the trading period following earnings).

•

Best and Final Offer. The Special Committee considered the fact that the Offeror initially offered to pay $17.50 per Share for Shares purchased in the Offer and that the Special Committee, directly and through its legal advisors, negotiated the terms of the Offer and the Tender Offer Agreement with the Offeror and its representatives. Based on these negotiations, the Offeror agreed to increase the Offer Price to $18.25 per Share. The Special Committee believed that the Offer Price and the other terms of the Offer and the Tender Offer Agreement represented the Offeror’s best and final offer and that the Offeror was not willing to increase its price or otherwise improve its terms. In addition, the Special Committee considered the possibility that, in the absence of the Special Committee’s negotiation and entry into the Tender Offer Agreement, the Offeror could commence a tender offer for Shares of Common Stock, including with a different offer price, different consideration or different conditions. The Special Committee considered that the consideration may be less than the Offer Price and that the minority stockholder protections contained in the Tender Offer Agreement (including the restrictions on IEP’s ability to take actions to increase its ownership in the Company) would likely not be available in any such alternative transaction.

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Liquidity and Certainty. The Special Committee considered the fact that the Offer Price consists solely of cash, which provides certainty, near-term value and liquidity to tendering stockholders whose Shares are purchased in the Offer, without the usual transaction costs associated with market sales, and reduces their exposure to future risks and uncertainties related to the business of the Company and the financial markets generally.

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Protections for Continuing Unaffiliated Stockholders. The Special Committee considered the potential impact of the consummation of the Offer on stockholders of the Company whose Shares are not purchased in the Offer (other than the Offeror and its affiliates), including stockholders of the Company whose Shares are tendered pursuant to the Offer but not purchased in full due to proration, and negotiated the Tender Offer Agreement containing provisions intended to protect such stockholders. More specifically, the Special Committee considered the following provisions:

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No Deregistration. Upon the consummation of the Offer, unless approved by the Special Committee or a Disinterested Committee, for so long as (i) the Offeror or any of its affiliates beneficially own (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act), in the aggregate, in excess of 50% of the outstanding Shares, (ii) the Shares are registered under Section 12 of the Exchange Act and (iii) any Shares are beneficially owned (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) by a stockholder other than the Icahn Entities, then the Icahn Entities shall not, and shall take all actions necessary to cause Mr. Icahn and any of his controlled affiliates not to, take any action, directly or indirectly, to cause: (1) the Shares to cease to be quoted on the NYSE; (2) the Shares to be deregistered under Section 12 of the Exchange Act; (3) the Company to cease filing reports with the SEC required by Sections 13 and/or 15(d) of the Exchange Act, even if the Company may not be subject to the reporting requirements of Sections 13 and/or 15(d) of the Exchange Act; or (4) the Company to cease to maintain an audit committee comprising at least two directors who are not affiliated with the Icahn Entities and are otherwise “independent” within the meaning of Rule 10A-3 under the Exchange Act and applicable rules and regulations of NYSE.

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Restrictions on IEP’s Ability to Increase its Ownership in the Company. Upon the consummation of the Offer, unless approved by the Special Committee or a Disinterested Committee, for so long as (i) the Icahn Entities beneficially own (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act), in the aggregate, in excess of 50% of the outstanding Shares, (ii) the Shares are registered under Section 12 of the Exchange Act, and (iii) any Shares are beneficially owned (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) by a stockholder other than the Icahn Entities, then the Icahn Entities shall not, and shall take all actions necessary to cause Mr. Icahn and any of his controlled affiliates not to, directly or indirectly including as part of a “group” (as such term is applied under Section 13(d) of the Exchange Act)), alone or in concert with any other person or entity: (1) enter into an agreement to effect, or consummate, any transaction to acquire all of the outstanding Shares; or (2) enter into an agreement to effect, or consummate, any increase in its beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) percentage in the Company above 84% of all outstanding Shares, other than as a result of (i) a repurchase, redemption, retirement, cancellation, or other similar action with respect to the Shares of Common Stock by the Company or (ii) participation in a securities offering by the Company that is offered to all stockholders of the Company on the same terms.

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Financial Analysis and Opinion of TPH. The Special Committee considered its discussions with and advice received from TPH and the opinion of TPH dated December 1, 2024, to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by TPH as set forth in its opinion, the Offer Price of $18.25 per Share in cash to be received pursuant to the Offer by the Public Stockholders that tender their Shares is fair, from a financial point of view, to such holders. The full text of TPH’s opinion is included as Annex I to this Schedule 14D-9. Further discussion of the opinion of, and the related presentation by, TPH to the Special Committee is set forth below under “—Opinion of Financial Advisor.”

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Recent Developments in the Company’s Business. As described in more detail in the Company’s filings with the SEC, volatile commodity pricing and higher industry utilization and oversupply have had an unfavorable impact on the Company’s business and have negatively impacted its cash from operating activities and liquidity. The Company’s cash from operations has also been negatively impacted by operational issues at the Company’s facilities, including the fire incident at its Wynnewood refinery in the second quarter of 2024, together with related downtime and expenses. In addition, the planned turnaround at the Company’s Coffeyville refinery in early 2025 will require a substantial cash outlay, further reducing the Company’s liquidity. As a result, the Company suspended payment of its quarterly cash dividend, deferred new growth capital spending and reduced certain expected capital expenditures.

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The Offeror’s Continued Control of the Company. The Special Committee considered that the successful completion of the Offer, and the consequent increase in the Offeror’s percentage ownership of the Common Stock from approximately 66% to not more than 84%, would not result in a change in control of the Company or grant the Offeror any greater control over the Company than it presently exercises.

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The Offeror’s Stated Purpose of the Offer. The Special Committee considered the fact that, as part of the Special Committee’s investigation and analysis of the Offer, the Offeror noted that it does not currently have any plans to engage in certain extraordinary transactions involving the Company or its subsidiaries, including CVR Partners, such as a sale of its interest in the Company or an acquisition of the Company, or causing the sale of the Company’s interest in CVR Partners. The Special Committee also considered that the Offeror has informed representatives of the Special Committee that it desires to consummate the Offer, among other things, because it believes the market price of the Common Stock on November 7, 2024 was lower than the intrinsic value of the Company due to the Company’s recent performance and suspension of its quarterly dividend. IEP also explained the potential tax benefits to it if the Offeror became the owner of 80% or more of the outstanding Shares, which would allow for tax consolidation of the Company within the tax group of AEPC. The Special Committee further considered that the Offeror has informed the Special Committee that, at this time, it is not interested in acquiring all of the outstanding Shares. In addition, the Offeror has agreed in the Tender Offer Agreement to restrictions on IEP’s ability to take actions to increase its ownership in the Company following the consummation of the Offer.

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Effect of Offer on Trading Price of Shares. The Special Committee considered the potential effect of the Offer on the trading price of the Shares and the potential effect that the termination or withdrawal of the Offer by the Offeror would have on the same.

•	Lack of a Financing Condition. The consummation of the Offer is not subject to any financing condition.

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Future Dividends. The Special Committee considered the uncertainty as to the timing for reinstatement of quarterly dividends in light of management’s view that it was unlikely to recommend a dividend in the current margin environment, and the fact that covenants in the incremental debt facility, if executed, could have the effect of providing certain limits on the Company’s ability to conduct share repurchases and pay dividends to its stockholders.

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Timing of the Offer; Stock Price Volatility. The Special Committee considered that the Offer was made following the Company’s release of its third quarter earnings and announcement that it would not pay a cash dividend for the third quarter of 2024 and following a substantial decline in the market price of the Shares from a closing price on the NYSE of $23.82 per Share on October 28, 2024, the trading day prior to the Company’s third quarter earnings announcement, to $16.52 per Share on November 7, 2024, the trading day prior to the Company’s announcement that it had received a non-binding proposal letter from the Offeror regarding a tender offer. At $16.52 per Share, the closing price on the NYSE on November 7, 2024 was close to the 52-week low price of $15.90 per Share. The Special Committee also considered that the market price of the Shares has historically fluctuated and could increase meaningfully. The closing price of the Shares on the NYSE has increased from $16.52 per Share on November 7, 2024 to $18.32 per Share on December 5, 2024, the trading day prior to the announcement of the Offer, which is greater than the Offer Price of $18.25 per Share.

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Most Analyst Price Targets Higher than Offer Price. Although analyst price targets generally decreased following the Company’s release of its third quarter earnings and announcement that it would not pay a cash dividend for the third quarter of 2024, most of such analyst future price targets (on an undiscounted basis) remained higher than the Offer Price of $18.25 per Share.

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Liquidity of the Common Stock. The Special Committee considered the effect the Offeror’s acquisition of 17,753,322 Shares would have on trading volume and liquidity of the Common Stock. Assuming the maximum number of 17,753,322 Shares is purchased by the Offeror in the Offer, the Offeror will beneficially own 84% of the outstanding Shares. The Special Committee noted that the public float of the Common Stock will decrease to the extent stockholders tender in the Offer, and that investors continuing to hold the Common Stock, including those whose Shares are not purchased in the Offer as a result of the Offer being oversubscribed, may be subject to reduced liquidity of the Common Stock and potentially increased volatility of its market price. The Special Committee also considered that reduced public float resulting from the consummation of the Offer might reduce coverage of the Common Stock by Wall Street research analysts, which could exacerbate the effects of reduced liquidity. The Special Committee considered these factors with reference to historical trading metrics compiled by TPH for prior periods during which the Offeror owned over 80% of the outstanding Shares, as well as the historical period during which the Offeror owned less than 80% of the outstanding Shares. The Company can give no assurance as to the price at which stockholders may be able to sell their Shares in the future.

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Proration. The Special Committee considered that, if more than 17,753,322 Shares are properly tendered and not properly withdrawn prior to the Expiration Time, the Offeror will, upon the terms and subject to the conditions of the Offer, purchase an aggregate of 17,753,322 Shares from the stockholders of the Company on a pro rata basis (with adjustments to avoid purchases of fractional Shares) based upon the number of Shares properly tendered and not properly withdrawn by each tendering stockholder as of the Expiration Time, and such proration may require such stockholders to hold, after the consummation of the Offer, Shares that they had tendered into the Offer.

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Inability to Participate in Future Growth, Dividends or Alternative Strategic Transactions. The Special Committee considered that while each of the Company’s stockholders will be able to make an independent judgment of whether to maintain its ownership interest in the Company or to reduce or, pending proration, eliminate its interest in the Company by participating in the Offer, those stockholders whose Shares are tendered and purchased in the Offer will not participate in any future benefits arising from continued ownership of those Shares, including any potential future earnings growth of the Company, future dividends, subsequent increases in the market price of the Shares and strategic transactions involving the Company, including any possible eventual sale of the Company, any material acquisition of refining assets conducted by the Company or its subsidiaries or any sale by the Company or its subsidiaries of outstanding common units of CVR Partners and/or the non-economic general partner interest in CVR Partners, either to the Offeror or its affiliates or to one or more unaffiliated third parties. Although no such transaction is pending or contemplated by the Special Committee at this time and though the Offeror has indicated to the Special Committee that, at this time, it is not interested in acquiring all of the outstanding Shares, the Special Committee cannot predict if or when such transaction may occur in the future and, if such a transaction were to occur, whether the terms and conditions of any such transaction would be more favorable or less favorable to the Company’s stockholders than the terms and conditions, including the Offer Price, of the Offer.

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Potential or Actual Conflicts of Interest. The Special Committee considered the fact that certain of the Company’s directors and executive officers may have certain actual or potential interests with respect to the Offer that may be different from, or in addition to, those of the stockholders of the Company generally, as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Conflicts of Interest with the Company” of this Schedule 14D-9. The Special Committee also considered that it was reliant on information produced by the Company, which it assumed was factually accurate and complete without independent verification. The Special Committee then considered the impact of its formation, as well as the recusal of the representatives of the Offeror who are members of the Board, with respect to matters regarding the Offer as factors mitigating any such potential or actual conflicts of interest.

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Management Projections. The Special Committee considered the inherent unpredictability of the Management Projections (as defined herein) and of the underlying assumptions and estimates. The nature of the Company’s business is highly dependent on crack spreads and other variables and assumptions that are inherently volatile and uncertain and many of which are beyond the control of management. Because the Management Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The Special Committee also considered that the Company does not in the normal course of its financial planning prepare detailed long-term financial forecasts of the nature provided to the Special Committee in connection with its review of the Offer. See “—Certain Unaudited Prospective Financial Information—Management Projections” below for more information.

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Tax Gain. The Special Committee considered the fact that receipt of cash in exchange for Shares in the Offer will be a taxable transaction to tendering stockholders for U.S. federal income tax purposes.

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Possible Loss of WKSI Status. The Special Committee considered the possibility of the Company losing its status as a well-known seasoned issuer (“WKSI”) due to a reduced public float to the extent stockholders tender in the Offer. If the Company loses its WKSI status, the Company’s ability to access the capital markets may be negatively impacted.

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Asymmetrical Benefit of Tax Consolidation. The Special Committee considered the fact that there are tax benefits to IEP if it owns at least 80% of the Shares and the Company becomes part of the AEPC Group and files consolidated federal income tax returns with the AEPC Group but no similar benefit to the Company or its minority stockholders. In that event, the AEPC Group would be entitled to completely exclude dividends received from the Company from the AEPC Group’s taxable income compared to a 65% tax deduction currently available (the “Dividend Tax Reduction Benefit”). Notwithstanding the fact that the distributions from the Company to AEPC (or its subsidiaries) are not taxed, the Company’s earnings and profits would nevertheless be included in the AEPC Group’s earnings and profits for purposes of determining the taxability of dividends paid by AEPC as the common parent of the AEPC Group. In addition, AEPC may be able to receive payment from the Company (equal to the tax liability that the Company would otherwise pay to taxing authorities) under the Amended and Restated Tax Allocation Agreement for use of losses of the AEPC Group to offset income of the Company and certain of its subsidiaries. The Company and its minority stockholders would not receive any similar benefit. The Special Committee proposed a number of amendments to the Original Tax Allocation Agreement that were not adopted in the agreed version of the Amended and Restated Tax Allocation Agreement, including proposals to allow the Company to receive a portion of the benefit to the AEPC Group of the use of losses by the Company and certain of its subsidiaries to offset AEPC Group income in the year the offset occurs.

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Lack of a Minimum Tender Condition. The Special Committee considered the fact that it proposed, but the Offeror did not agree to, a condition to the consummation of the Offer requiring a minimum number of Shares to be properly tendered in the Offer and not properly withdrawn prior to the Expiration Time. If there was a minimum tender condition, the Offeror may have been incentivized to agree to a further increase in the Offer Price to induce stockholders to tender their Shares in the Offer and thereby meet the minimum tender condition. The Special Committee also considered that the lack of a minimum tender condition could be of value to stockholders because it would allow stockholders of the Company that are seeking liquidity to make an independent investment decision to participate in the Offer and thereby receive cash for at least a portion of their Shares of Common Stock at the Offer Price even if fewer than the minimum number of Shares were tendered in the Offer.

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Broad Conditions to Consummation. The Special Committee considered the fact that the Offer is subject to the satisfaction or waiver of numerous conditions that provide the Offeror with broad discretion to decide not to purchase the Shares. For example, the Offer provides that the Offeror may terminate or amend the Offer if, at any time prior to the Expiration Time, among other things, (i) there has occurred any change in the general political, market, economic or financial conditions in the United States that the Offeror deems is reasonably likely to materially and adversely affect the Company’s business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, results of operations, prospects or the trading in the Shares; (ii) there is any decrease in excess of 10% in the market price for the Shares measured from the close of trading on December 5, 2024, the last full trading day before the Offeror commenced the Offer; (iii) there is any decline in either the Dow Jones Industrial Average, or the Standard & Poor’s Index of 500 Industrial Companies or the NYSE Composite Index by an amount in excess of 10% measured from December 5, 2024, the last full trading day before the Offeror commenced the Offer; or (iv) there has been threatened in writing, instituted or pending any action or proceeding before any court or governmental, administrative or regulatory agency or authority which prohibits or delays the making of the Offer, the acquisition by the Offeror of Shares in the Offer or any other matter relating to the Offer or otherwise could reasonably be expected to materially adversely affect the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, licenses, results of operations or prospects of the Company or any of its subsidiaries or affiliates, taken as a whole, or the value of the Shares.

Other Factors

In the course of making its determination, the Special Committee also considered the following factors:

•	Special Committee Composition. The Special Committee consists solely of independent and disinterested directors.

•	Independent Advisors. The Special Committee retained and received advice from its independent legal counsel and financial advisor.

•	Process. The Special Committee established a process for a thorough review and analysis of the Offer and the Company’s alternatives to the Offer. See “—Background of Offer.”

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Special Committee Compensation. The members of the Special Committee were reasonably compensated for their services and their compensation was in no way contingent on any recommendation with respect to the Offer.

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Financial and Business Information; Projections. The Special Committee received financial, business and other information concerning the historical and current financial condition, results of operations, leverage, business and prospects of the Company, the risks involved in achieving those prospects, and national and international economic conditions and conditions in the markets and industries in which the Company operates. The Special Committee engaged in discussions with management and TPH regarding such financial, business and other information and considered the potential impact of such financial, business and other information on the Company’s financial condition and operating performance, as well as on the market valuation of the Company and its stock price and performance. Additionally, the Special Committee considered the Management Projections (as defined herein).

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Optionality. The Special Committee considered that each of the Company’s stockholders will be able to make an independent judgment of whether to maintain its ownership interest in the Company or to reduce or, pending proration, eliminate its interest in the Company by participating in the Offer, that the nature of the Offer is entirely voluntary and that no stockholder will be compelled to tender its Shares in the Offer. Considerations that the Special Committee believed may be relevant to each stockholder’s individual decision whether to tender also included:

•	the current market price of the Shares as listed on the NYSE;

•	the stockholder’s determination of the adequacy of the Offer Price in light of the stockholder’s own investment objectives and analysis;

•	the stockholder’s views as to the Company’s prospects and outlook and whether the Offer will affect any premium that might be paid for such Shares in future strategic transactions;

•	the stockholder’s need for liquidity or diversification of its investment portfolio;

•	other investment opportunities, including other types of investments, available to the stockholder;

•	whether the stockholder requires current income on its investment in the Company;

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the stockholder’s assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate, with respect to which the stockholder may wish to consult with competent investment professionals;

•	the tax consequences to the stockholder of participating in the Offer, for which the stockholder may wish to consult with competent tax advisors; and

•	the factors considered by the Special Committee as described in this Schedule 14D-9 and any other factors that the stockholder deems relevant to its investment decision.

The foregoing discussion of the factors considered by the Special Committee is not intended to be exhaustive, but rather includes the principal material factors considered by the Special Committee. The Special Committee unanimously determined to express no opinion and remain neutral with respect to the Offer and to not make any recommendation to stockholders as to whether to tender, or refrain from tendering, their Shares in the Offer, in light of the various factors described above and other factors that the members of the Special Committee believed were appropriate. In view of the number and variety of factors and the amount of information considered, the Special Committee did not find it practicable, nor did it attempt to assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Special Committee viewed its positions and conclusion as being based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

(d) Certain Unaudited Prospective Financial Information.

Management Projections

Except for quarterly guidance, the Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. The Company does not in the normal course of its financial planning prepare detailed long-term financial forecasts of the nature provided to the Special Committee in connection with its review of the Offer. However, in November 2024, management utilized certain portions of its 2025 annual budget to prepare a five-year financial forecast for the Company and its consolidated subsidiaries, which reflected recent trends as well as management’s expectations that crack spreads would likely remain low through 2025, though may improve toward the end of 2025 due to expected balancing of supply-demand fundamentals. The five-year financial forecast (as refined in November 2024, the “Management Projections”) was provided to the Special Committee and TPH. The Management Projections were not prepared for public disclosure. A summary of the Management Projections is included in this Schedule 14D-9. TPH was directed by the Special Committee to use the Management Projections in connection with its financial analyses and the rendering of its fairness opinion to the Special Committee and performing its related financial analyses, as described below under “—Opinion of Financial Advisor.”

Management Projections

(in millions)

	2025E	2026E	2027E	2028E	2029E
Petroleum Segment and Corporate and Other
EBITDA (1)	$182	$345	$319	$324	$332
Capital expenditures (2)	$297	$163	$180	$160	$155
Year-End Net Debt	$727
CVR Partners
EBITDA (1)	$138	$130	$175	$136	$130
Capital expenditures	$69	$42	$30	$30	$30
Year-End Net Debt	$517
Consolidated
EBITDA (1)	$320	$474	$494	$460	$461
Capital expenditures (2)	$366	$205	$210	$190	$185
Year-End Net Debt	$1,244

(1)

EBITDA means earnings before interest, income taxes, and depreciation and amortization expenses. EBITDA is a non-GAAP financial measure because it excludes amounts included in net earnings, the most directly comparable measure calculated in accordance with GAAP. EBITDA should not be considered as an alternative to net earnings or other measures derived in accordance with GAAP.

(2)	Capital expenditures for “Petroleum Segment and Corporate and Other” and “Consolidated” include turnaround expense.

The Management Projections are based on various assumptions, including the following principal assumptions:

•	Average crack spreads were assumed to be $18.66/bbl in 2025 and $20.44/bbl in 2026 through 2029;

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Annual daily average refinery throughput was assumed to be 191,525 bbl/day, 210,000 bbl/day, 204,151 bbl/day, 204,658 bbl/day and 207,123 bbl/day for 2025E, 2026E, 2027E, 2028E and 2029E, respectively; and

•	The expected entry into the incremental debt facility by the Company in 2024 in the aggregate principal amount of $300 million.

Cautionary Statements Regarding Management Projections

The Management Projections were prepared by our management for the Special Committee’s evaluation of the Offer. The Management Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Management Projections or expressed any opinion or any form of assurance related thereto. The summary of the Management Projections is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain financial projections that were made available to the Special Committee and TPH and is not being included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

The Company believes the assumptions that its management used as a basis for the Management Projections were reasonable at the time management prepared the Management Projections, taking into account the relevant information available to management at the time. The Management Projections, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of our management. Because the Management Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The Management Projections for fiscal years 2026 through 2029 were based on a long-range model that management prepared and provided to the Special Committee and TPH in connection with their review of the Offer.

Important factors that may affect actual results and result in the Management Projections not being achieved include, but are not limited to, the effect of the pendency of the Offer on the Company’s operating results and business generally, risks related to diverting management’s attention from the Company’s ongoing business operations, and the risk that stockholder litigation in connection with the Offer may result in significant costs of defense, indemnification and liability, as well as future economic, competitive and regulatory conditions and financial market conditions, and other risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, the subsequently filed Quarterly Reports on Form 10-Q and the Company’s other filings with the SEC. In addition, the Management Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. Accordingly, there can be no assurance that the Management Projections will be realized, and actual results may vary materially from those shown.

The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or considers the Management Projections to be necessarily predictive of actual future events, and the Management Projections should not be relied upon as such. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company’s stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the Management Projections or can give any assurance that actual results will not differ from the Management Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date the Management Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Management Projections, except as otherwise required by law. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company’s stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the Management Projections or that the Management Projections will be achieved.

Certain of the projected financial information set forth herein may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

All financial projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, the subsequently filed Quarterly Reports on Form 10-Q and the Company’s other filings with the SEC. Please refer to the discussion under “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements” of this Schedule 14D-9.

In light of the foregoing factors and the uncertainties inherent in the projections, the Company’s stockholders are cautioned not to place undue, if any, reliance on the Management Projections.

(e) Opinion of Financial Advisor.

Opinion of TPH, the Special Committee’s Financial Advisor

Introduction

The Special Committee requested TPH’s opinion as to the fairness, from a financial point of view, to the Public Stockholders of the Offer Price of $18.25 per Share in cash to be received pursuant to the Offer by such holders that tender their Shares. TPH delivered its opinion for the information and assistance of the Special Committee in connection with its consideration of the Offer, and TPH’s opinion does not address any other term or aspect of the Tender Offer Agreement or the Offer and does not constitute a recommendation as to how the Special Committee, the Company or any other person (including any holder of Common Stock) should act with respect to the Offer or any other matter.

On December 1, 2024, at a meeting of the Special Committee held to evaluate the Offer, TPH delivered an oral opinion, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by TPH as set forth in its opinion, and based upon other matters as TPH considered relevant, the Offer Price of $18.25 per Share in cash to be received pursuant to the Offer by the Public Stockholders that tender their Shares is fair, from a financial point of view, to such holders. TPH subsequently confirmed its oral opinion in writing, dated December 1, 2024, to the Special Committee.

TPH’s opinion speaks only as of the date thereof, and not as of the time the Offer may be completed, or any other time. The TPH opinion does not reflect changes that may occur or may have occurred after its delivery, which could significantly alter the value, facts or elements on which the opinion was based.

The full text of TPH’s written opinion, which describes, among other things, the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by TPH, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference in its entirety. The summary of TPH’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion. The Company’s stockholders are encouraged to read TPH’s written opinion carefully in its entirety.

In connection with rendering its opinion, TPH reviewed, among other things: (i) a draft of the Tender Offer Agreement dated November 29, 2024 (the “Draft Tender Offer Agreement”); (ii) a proposed final version of the form of Amended and Restated Tax Allocation Agreement, by and between AEPC and the Company (the “Draft Tax Allocation Agreement”); (iii) the annual report to stockholders and the Annual Report on Form 10-K of the Company for the year ended December 31, 2023; (iv) certain current reports on Form 8-K and the Quarterly Reports on Form 10-Q of the Company for the quarterly periods ended March 31, June 30 and September 30, 2024; (v) certain internal financial information and forecasts for the Company and its consolidated subsidiaries, including CVR Partners, prepared by the management of the Company and approved for TPH’s use by the Special Committee (the “Forecasts”); and (vi) certain publicly available research analyst reports with respect to the future financial performance of the Company (the “Research”) approved for TPH’s use by the Special Committee. The Forecasts reflect certain assumptions made by Company management regarding the oil and gas refining sector, including future refined product and commodity prices and capital expenditures, that were and are subject to significant uncertainty and volatility and that, if different than assumed, could have a material impact on TPH’s analysis and its opinion.

TPH also held discussions with members of the senior management of the Company and the Special Committee regarding their assessment of the Forecasts, the Research, the Offer and the past and current business operations, financial condition and future prospects of the Company. As the Special Committee was aware, senior management of the Company may have differing beneficial or other pecuniary interests in the equity securities and future financial performance of the Company, on the one hand, and IEP (and its other affiliates), on the other hand. In addition, TPH reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, and performed such other studies and analyses, and considered such other factors, as TPH considered appropriate.

For purposes of its analysis and opinion, TPH assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by or for TPH, or publicly available. In that regard, TPH assumed with the Special Committee’s consent that the Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company’s management, and that the Forecasts and the Research provided a reasonable basis upon which to evaluate the Offer. TPH expressed no view or opinion with respect to the Forecasts, the Research or the respective assumptions on which they were based, and TPH further assumed, among other things, that (i) the Offer would be consummated on the terms described in the Draft Tender Offer Agreement, without any waiver or modification of terms or conditions; (ii) the Offer if and when consummated, would not differ in any respect from the Draft Tender Offer Agreement and the Draft Tax Allocation Agreement; (iii) the Offeror would fully and timely perform all of its obligations in connection with the Offer; (iv) all conditions to the consummation of the Offer would be satisfied without amendment or waiver thereof; (v) all governmental, regulatory or other consents or approvals necessary for the consummation of the Offer would be obtained, without, in the case of each of the foregoing clauses (i) – (v), any such waiver, modification, difference, delay, limitation, restriction or condition that would have an adverse effect on the Company or the contemplated benefits of the Offer to the Public Stockholders that would in any way be meaningful to TPH’s analysis or opinion. In addition, TPH assumed that the Offer was not part of, or a step in a series of transactions to effectuate, a take-private transaction whereby IEP would acquire all of the outstanding Shares not owned by it or the Shares otherwise would cease to be publicly traded. TPH did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, and TPH was not furnished with any such evaluation or appraisal. TPH’s opinion did not address any legal, regulatory, solvency, tax or accounting matters.

TPH noted that (a) the Offer was not subject to a minimum tender condition; (b) based on IEP’s public filings and statements, IEP beneficially owned, directly and indirectly, approximately 66.3% of the outstanding Shares, and if IEP were to acquire 17,753,322 Shares in the Offer, IEP would beneficially own, directly and indirectly, approximately 84% of the outstanding Shares; and (c) the Draft Tender Offer Agreement provided that, for as long as IEP beneficially owned in excess of 50% of the outstanding Shares, IEP would be subject to certain standstill restrictions, including restrictions on: (i) an acquisition of all outstanding Shares and (ii) increases in its beneficial ownership of the Shares to an amount above 84% of all outstanding Shares (with exceptions for repurchases, redemptions and similar transactions offered to all stockholders of the Company on the same terms), in each case of (i) and (ii), without the advance approval by the Special Committee or a disinterested board committee of the Company.

The estimates contained in TPH’s analysis and the results from any particular analysis are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by any analysis. TPH’s analysis and estimates are inherently subject to substantial uncertainty. In arriving at its opinion, TPH did not attribute any particular weight to any particular analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. TPH employed several analytical methodologies in its analyses, and no one single method of analysis should be regarded as dispositive of TPH’s overall conclusion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, TPH believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and all factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying its opinion. TPH’s conclusion, therefore, is based upon the application of TPH’s own experience and judgment to all analyses and factors considered by it, taken as a whole.

TPH’s opinion did not address the underlying business decision of the Company or the Special Committee’s recommendation with respect to the Offer, or the relative merits of the Offer as compared to any other alternative transactions or business strategies that might have been available to the Company or the Public Stockholders. TPH’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the Public Stockholders, of the Offer Price of $18.25 per Share in cash to be received pursuant to the Offer by such holders that tender their Shares. TPH did not express any view on, and its opinion did not address, any other term or aspect of the Tender Offer Agreement or the Offer, including, without limitation, the structure or form of the Offer or the fairness of the Offer to, or consideration, if any, to be received in connection therewith by, or the impact of the Offer or the terms of the Tender Offer Agreement on, the holders of any remaining Shares or any other class of securities, creditors or other constituencies. In addition, TPH expressed no view or opinion as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, the Offeror, or IEP, or any class of such persons, in connection with the Offer, whether relative to the Offer Price, or otherwise. TPH did not express any opinion as to the price at which the Shares or any other securities would trade at any time. TPH’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, December 1, 2024. TPH assumed no obligation to update, revise or reaffirm its opinion and expressly disclaimed any responsibility to do so based on circumstances, developments or events occurring, or of which TPH becomes aware, after the date on which its opinion was rendered. TPH’s opinion was reviewed and approved by TPH’s fairness opinion committee.

Summary of TPH’s Financial Analyses

Certain Financial Metrics

For purposes of the analyses described below, the following terms have the following meanings:

•	“EV” or “enterprise value” is calculated as the fully-diluted equity value of a company, plus book value of debt, any preferred equity and non-controlling interests, less cash;

•	“EBITDA” is calculated as earnings before interest, income taxes, depreciation and amortization;

•	“UFCF” means unlevered free cash flow and is calculated as EBITDA less capital expenditures;

•	“UFCF Yield” means unlevered free cash flow yield and is calculated as UFCF divided by enterprise value; and

•	“VWAP” is the volume-weighted average price for the indicated period.

Selected Public Companies Trading Analyses

TPH reviewed and analyzed certain financial information for the Company and the following refining companies with publicly traded equity securities, whose operations TPH considered, based on its experience, to be generally relevant for one or more aspects of the Company’s operations:

Small/Medium Cap:

•	HF Sinclair Corporation

•	PBF Energy Inc.

•	Delek US Holdings, Inc.

•	Par Pacific Holdings, Inc.

Large-Cap:

•	Marathon Petroleum Corporation

•	Phillips 66

•	Valero Energy Corporation

The preceding companies are referred to in this discussion as the “selected public companies.” No selected public company or group of companies is identical to the Company. Accordingly, TPH believes that purely quantitative analyses are not, in isolation, determinative in the context of the Offer and that qualitative judgments concerning differences between the financial and operating characteristics and prospects of the Company and the selected public companies that could affect the public trading values of each also are relevant.

TPH calculated and compared the ratio of each selected public company’s enterprise value as a multiple of its estimated EBITDA for 2025 and 2026, “2025E EBITDA” and “2026E EBITDA,” respectively. TPH also calculated and compared the ratio of each selected public company’s enterprise value as a multiple of its estimated unlevered free cash flow for 2026, which we refer to as “2026E UFCF Yield.” These calculations were performed and based on publicly available financial data and closing prices as of November 29, 2024. The estimates for each selected public company used by TPH in its analyses were based on publicly available consensus estimates as reported by FactSet Research Systems Inc. and the public filings of each such company.

The low to high of observed EV / 2025E EBITDA multiples for the selected public companies was 5.7x to 8.5x, with a median of 7.3x. The low to high of observed EV / 2026E EBITDA multiples for the selected public companies was 3.6x to 7.8x, with a median of 5.2x. With respect to the small/medium cap selected public companies, the median EV / 2025E EBITDA and EV / 2026E EBITDA multiples were 6.1x and 4.7x, respectively. With respect to the large cap selected public companies, the median EV / 2025E EBITDA and EV / 2026E EBITDA multiples were 7.9x and 7.3x, respectively. TPH noted that (i) EV / 2025E EBITDA multiples observed for the Company were, based on Wall Street consensus estimates, 7.7x and 7.1x (utilizing the Company equity value as of November 7, 2024, the date preceding IEP’s initial public disclosure of proposed tender offer, the “Unaffected Equity Value”) and, based on the Forecasts, 10.9x and 10.0x (utilizing Unaffected Equity Value), and (ii) the EV / 2026E EBITDA multiples observed for the Company were, based on Wall Street consensus estimates, 6.1x and 5.6x (utilizing Unaffected Equity Value) and, based on the Forecasts, 7.4x and 6.8x (utilizing Unaffected Equity Value).

The low to high of observed 2026E UFCF Yields for the selected public companies was 7.7% to 15.2%, with a median of 10.7%. With respect to the small/medium cap selected public companies, the median 2026E UFCF Yield was 12.3%. With respect to the large cap selected public companies, the median 2026E UFCF Yield was 10.5%. TPH noted that the 2026E UFCF Yields observed for the Company were, based on Wall Street consensus estimates, 11.3% and 12.3% (utilizing Unaffected Equity Value) and, based on the Forecasts, 7.7% and 8.4% (utilizing Unaffected Equity Value).

Based on the ranges observed among the selected public companies, TPH applied selected EV / EBITDA multiple ranges to the applicable Company financial metrics, including both Wall Street consensus estimates for the Company and the Forecasts provided by the management of the Company, to derive implied enterprise values for the Company. TPH then subtracted the Company’s consolidated net debt as of September 30, 2024, and the market value of non-controlling interests from such implied enterprise values to derive a range of implied equity values for the Company. TPH divided such implied equity values by the number of fully diluted outstanding Shares of Common Stock to derive ranges of implied per Share values of Common Stock. TPH applied a selected multiple range of 6.0x to 8.0x to the Company’s 2025E EBITDA, resulting in implied reference ranges per Share of Common Stock of $11.64 to $20.67 based on Wall Street consensus estimates and $3.68 to $10.05 based on the Forecasts. TPH applied a selected multiple range of 5.0x to 6.5x to the Company’s 2026E EBITDA, resulting in implied reference ranges per Share of Common Stock of $13.16 to $21.74 based on Wall Street consensus estimates and $8.16 to $15.24 based on the Forecasts. TPH applied a selected range of 10.75% to 12.0% to the Company’s 2026E UFCF Yield, resulting in implied reference ranges per Share of Common Stock of $17.31 to

$21.11 based on Wall Street consensus estimates and $6.94 to $9.54 based on the Forecasts. These ranges were compared to the Offer Price of $18.25 per Share of Common Stock.

Present Value of Implied Future Value Analysis

Using the Forecasts, TPH performed an illustrative analysis of the implied present value of an illustrative future value per Share of Common Stock. For this analysis, TPH first calculated the implied enterprise value for the Company as of December 31 for calendar year 2025 by applying a selected range of enterprise value to forward year EBITDA multiples of 6.0x to 8.0x to 2026E EBITDA from the Forecasts.

TPH then subtracted the Company’s consolidated net debt as of December 31, 2025, and the market value of non-controlling interests from such implied enterprise values to derive a range of implied future equity values for the Company. TPH divided such implied future equity values by the number of fully diluted outstanding Shares of Common Stock to derive a range of implied future per Share values of Common Stock. By applying an illustrative discount rate of 10.5%, reflecting an estimate of the Company’s cost of equity, TPH discounted to present value as of January 1, 2025, the implied future values per Share derived for Common Stock. This analysis resulted in a range of implied equity values per Share of Common Stock of $9.95 to $18.49. This range was compared to the Offer Price of $18.25 per Share of Common Stock.

Summary of Additional Reference Data

In connection with conducting the analyses described above, TPH reviewed the following data, which were used for reference purposes only and were not used in TPH’s determination of the fairness, from a financial point of view, of the Offer Price of $18.25 per Share in cash to be received by the Public Stockholders that tender their Shares pursuant to the Offer, to such holders.

Historical Trading Prices

TPH reviewed the following historical trading data for Shares of Common Stock in comparison to the Offer Price of $18.25 per Share of Common Stock:

•	52-week low closing price: $15.90

•	52-week high closing price: $37.62

•	November 7, 2024 (date preceding IEP’s initial public disclosure of proposed tender offer) closing price: $16.52

•	October 29, 2024 (date following the Company’s third quarter 2024 earnings announcement) through November 7, 2024 VWAP: $17.10

•	November 29, 2024 (last trading day preceding delivery of TPH’s opinion) closing price: $19.35

Equity Research Analysts’ Price Targets

TPH reviewed Wall Street equity research analyst future price targets per Share of Common Stock prepared and published by equity research analysts since October 28, 2024 (date of the Company’s third quarter 2024 earnings announcement). TPH discounted the research analyst price targets to present value using a discount rate estimated to reflect the Company’s cost of equity, which resulted in an implied per Share value reference range of $14.56 to $23.03 for the Common Stock. TPH compared this reference range to the Offer Price of $18.25 per Share of Common Stock.

The price targets published by equity research analysts do not necessarily reflect current market trading prices for Shares of Common Stock and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

General

TPH and its affiliates, including Perella Weinberg Partners, as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes.

TPH and its affiliates also engage in securities trading and brokerage, equity research, asset management activities and other financial services, and in the ordinary course of these activities, TPH and its affiliates may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers, (i) equity, debt and other securities (including derivative securities) and financial instruments (including bank loans and other obligations) of the Company, IEP and any of their respective affiliates and (ii) any currency or commodity that may be material to the Company, IEP or otherwise involved in the Offer and the other matters contemplated by the Tender Offer Agreement.

In addition, TPH and its affiliates and certain of its and their employees, including members of the team performing services in connection with the Offer, as well as certain asset management funds associated or affiliated with TPH in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including the Company, IEP or their respective equityholders or affiliates, other potential Offer participants or their respective equityholders or affiliates.

As previously disclosed to the Special Committee, TPH has acted as financial advisor to the Special Committee in connection with matters unrelated to the Offer, for which TPH has received compensation within the past two years. TPH has also acted as financial advisor to the Special Committee in connection with, and at the request of the Special Committee have assisted the Special Committee with certain negotiations related to, the Offer. In connection with TPH’s engagement, TPH was not requested to, and did not, undertake any third-party solicitation process on behalf of the Company with respect to any other potential purchaser of Shares or any alternative transaction. TPH expects to receive fees for its services, a portion of which are payable upon the consummation, withdrawal or abandonment of the Offer, and the Company has agreed to reimburse certain of TPH’s expenses and indemnify TPH against certain liabilities arising out of TPH’s engagement. TPH became entitled to receive fees upon delivery of its opinion, and further will also become entitled to receive fees upon the initial filing by the Company of Schedule 14D-9 that includes the Special Committee’s recommendation in respect of the Offer. As the Special Committee was aware, although TPH and its affiliates are not currently providing, and during the past two years have not provided, investment banking or other financial services to the Company or to such affiliates of IEP who own Shares for which TPH and its affiliates have received compensation, TPH and its affiliates may in the future provide investment banking or other financial services to any of the Company, IEP or their respective equity holders, affiliates or portfolio companies. In connection with such investment banking or other financial services, TPH may receive compensation.

The description set forth above constitutes a summary of the analyses employed and factors considered by TPH in rendering its opinion to the Special Committee. The preparation of a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description.

(f) Intent to Tender.

As noted in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” of this Schedule 14D-9, as of December 2, 2024, the Company’s directors and executive officers were deemed to beneficially own no Shares. To the knowledge of the Company after making reasonable inquiry, none of the Company’s directors, executive officers, affiliates or subsidiaries currently intend to tender any Shares that they hold of record or beneficially own in the Offer. The foregoing does not include any Shares over which, or with respect to which, any such person acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Pursuant to the terms of TPH’s engagement, the Special Committee has agreed that the Company will pay TPH total fees for its services of up to $4 million, $2 million of which became payable upon the delivery of TPH’s opinion, $1 million of which became payable upon the filing of this Schedule 14D-9 and the remainder of which will be payable upon the closing, withdrawal or abandonment of the Offer. The Company also paid TPH a retainer fee of $0.5 million in connection with the Special Committee’s evaluation of a Potential Strategic Transaction earlier in 2024. In addition, the Special Committee has agreed to reimburse TPH for certain expenses and to indemnify TPH against certain liabilities arising out of its engagement.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the holders of Shares on its behalf with respect to the Offer or related matters.

The information set forth in “Item 4. The Solicitation or Recommendation” of this Schedule 14D-9 is incorporated herein by reference.

Item 6.	Interest in Securities of the Subject Company.

During the past 60 days, no transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge, any of the Company’s directors, executive officers, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Pursuant to a resolution of the Board, the Special Committee has been authorized to consider, evaluate and negotiate on behalf of the Company certain potential strategic transactions available to the Company and its subsidiaries (other than CVR Partners and its subsidiaries), including the Offer, and to authorize, recommend, approve or reject or take other action with respect to, as applicable, such transactions. The Board has also resolved that such transactions shall not be approved by the Board without the recommendation of the Special Committee. The Special Committee has engaged in discussions with representatives of the Offeror and IEP through its legal advisors in connection with the Offer.

The information set forth in “Item 4. The Solicitation or Recommendation—Recommendation” of this Schedule 14D-9 is incorporated herein by reference.

The information set forth in “Item 2. Identity and Background of Filing Person—Tender Offer—Tender Offer Agreement” and “Item 2. Identity and Background of Filing Person—Tender Offer—Amended and Restated Tax Allocation Agreement” of this Schedule 14D-9 is incorporated herein by reference.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated by reference in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of our securities by the Company, any subsidiary of the Company or any other person; or

•

(i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated by reference in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Golden Parachute Compensation

As noted in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” of this Schedule 14D-9, because the Offer will not constitute a “change in control” under the Company’s compensation arrangements, there is no compensation that would become payable to the Company’s named executive officers as a result of the successful consummation of the Offer and, accordingly, the tabular disclosure regarding Golden Parachute Compensation has been excluded from this Schedule 14D-9.

Conditions of the Offer

The description of the conditions of the Offer set forth in “Item 2. Identity and Background of Filing Person—Tender Offer” of this Schedule 14D-9 is incorporated herein by reference.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer under the DGCL.

Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer.

Annual and Quarterly Reports

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, the subsequently filed Quarterly Reports on Form 10-Q and the Company’s other filings with the SEC.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements relating to the Company and the Offer that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements that are not historical facts. Statements concerning current estimates, expectations and projections about future results, performance, prospects, opportunities, plans, actions and events and other statements, concerns, or matters that are not historical facts are “forward-looking statements,” as that term is defined under the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding the potential benefits and effects of the Offer; IEP’s plans, objectives, expectations and intentions; the financial condition, results of operations and business of the Company; industry, business strategy, goals and expectations concerning the Company’s market position, future operations, future performance and profitability; the anticipated timing of the Offer; and the projections. You can generally identify forward-looking statements by our use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. For a discussion of risk factors which may affect our results, please see the risk factors and other disclosures included in our most recent Annual Report on Form 10-K, the subsequently filed Quarterly Reports on Form 10-Q and the Company’s other filings with the SEC. Many of these factors are beyond Company’s control. These and other risks may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this Schedule 14D-9 are made only as of the date hereof. CVR Energy disclaims any intention or obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.

Item 9.	Exhibits.

(a)(1)	Opinion, dated December 1, 2024, of TPH&Co. to the Special Committee – Strategic of the Board of Directors of CVR Energy, Inc. (included as Annex I to this Schedule 14D-9)

(e)(1)	Tender Offer Agreement, dated as of December 6, 2024, by and between CVR Energy, Inc. and Carl C. Icahn, Icahn Enterprises L.P. and Icahn Enterprises Holdings L.P.

(e)(2)	Form of Amended and Restated Tax Allocation Agreement by and among American Entertainment Properties Corp., CVR Energy, Inc. and certain subsidiaries of CVR Energy, Inc. (included as Exhibit B to the Tender Offer Agreement, filed herewith as Exhibit (e)(1))

(e)(3)	Second Amended and Restated CVR Energy, Inc. 2007 Long Term Incentive Plan, dated as of June 6, 2017 (incorporated by reference to Appendix A to CVR Energy, Inc.’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 27, 2017)

(e)(4)	Form of CVR Energy, Inc. Incentive Unit Agreement (incorporated by reference to Exhibit 10.31 to CVR Energy, Inc.’s Annual Report on Form 10-K filed with the SEC on February 21, 2019)

(e)(5)	Form of CVR Energy, Inc. Incentive Unit Agreement (Executive) (incorporated by reference to Exhibit 10.31.1 to CVR Energy, Inc.’s Annual Report on Form 10-K filed with the SEC on February 21, 2019)

(e)(6)	Form of CVR Energy, Inc. Incentive Unit Agreement (Executive) (incorporated by reference to Exhibit 10.17.2 to CVR Energy, Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2022)

(e)(7)	Form of CVR Energy, Inc. Incentive Unit Agreement (incorporated by reference to Exhibit 10.17.3 to CVR Energy, Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2022)

(e)(8)	CVR Energy, Inc. Change in Control and Severance Plan, as amended effective January 1, 2022 (incorporated by reference to Exhibit 10.18.1 to CVR Energy, Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2022)

(e)(9)	CVR Energy, Inc. 2021 Performance-Based Bonus Plan, approved February 19, 2021 (incorporated by reference to Exhibit 10.41 to CVR Energy, Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2021)

(e)(10)	CVR Refining, LP 2021 Performance-Based Bonus Plan, approved February 19, 2021 (incorporated by reference to Exhibit 10.43 to CVR Energy, Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2021)

(e)(11)	CVR Energy, Inc. 2022 Performance-Based Bonus Plan, approved February 21, 2022 (incorporated by reference to Exhibit 10.8 to CVR Energy, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 3, 2022)

(e)(12)	CVR Refining, LP 2022 Performance-Based Bonus Plan, approved February 21, 2022 (incorporated by reference to Exhibit 10.10 to CVR Energy, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 3, 2022)

(e)(13)	CVR Energy, Inc. and Subsidiaries 2023 Performance-Based Bonus Plan - CORPORATE, approved February 17, 2023 (incorporated by reference to Exhibit 10.1 to CVR Energy, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2023)

(e)(14)	CVR Energy, Inc. and Subsidiaries 2023 Performance-Based Bonus Plan - REFINING, approved February 17, 2023 (incorporated by reference to Exhibit 10.3 to CVR Energy, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2023)

(e)(15)	Employment Agreement, dated as of December 22, 2021, by and between CVR Energy, Inc. and David L. Lamp (incorporated by reference to Exhibit 10.1 to CVR Energy, Inc.’s Current Report on Form 8-K filed with the SEC on December 27, 2021)

(e)(16)	Performance Unit Award Agreement, dated as of November 1, 2017, by and between CVR Energy, Inc. and David L. Lamp (incorporated by reference as Exhibit 10.22 to CVR Partners, LP’s Annual Report on Form 10-K filed with the SEC on February 23, 2018 (Commission File No. 001-35120))

(e)(17)	Amendment to Performance Unit Award Agreement, dated as of December 22, 2021, by and between CVR Energy, Inc. and David L. Lamp (incorporated by reference to Exhibit 10.2 to CVR Energy, Inc.’s Current Report on Form 8-K filed with the SEC on December 27, 2021)

(e)(18)	Amended and Restated Certificate of Incorporation of CVR Energy, Inc. (incorporated by reference to Exhibit 3.1 to CVR Energy, Inc.’s Current Report on Form 8-K filed with the SEC on June 15, 2018)

(e)(19)	Second Amended and Restated Bylaws of CVR Energy, Inc. (incorporated by reference to Exhibit 3.2 to CVR Energy, Inc.’s Current Report on Form 8-K filed with the SEC on June 15, 2018)

(e)(20)	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.49 to CVR Energy, Inc.’s Annual Report on Form 10-K filed with the SEC on March 13, 2009)

(e)(21)	Excerpts from CVR Energy, Inc.’s Definitive Proxy Statement on Schedule 14A relating to the 2024 Annual Meeting of Stockholders filed with the SEC on April 17, 2024 (incorporated by reference to CVR Energy, Inc.’s Definitive Proxy Statement on Schedule 14A relating to the 2024 Annual Meeting of Stockholders filed with the SEC on April 17, 2024)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CVR ENERGY, INC.

By:	/s/ Dane J. Neumann
	Name:	Dane J. Neumann
	Title:	Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

Dated: December 6, 2024

ANNEX I

December 1, 2024

Special Committee – Strategic of the Board of Directors of CVR Energy, Inc.

2277 Plaza Drive, Suite 500

Sugar Land, TX 77479

Dear Members of the Special Committee:

We understand that Icahn Enterprises L.P. has delivered a proposal (the “Proposal”) to the Board of Directors of CVR Energy, Inc. (“CVI”) to commence an offer (the “Tender Offer”) by Icahn Enterprises Holdings, L.P. or a subsidiary thereof (the “Offeror”), to purchase up to 17,753,322 shares (the “Maximum Tender Amount”) of common stock of CVI, par value $0.01 (the “Shares”), not currently owned by Icahn Enterprises L.P. or its affiliates (other than CVI and its officers and directors, collectively, “IEP”), pursuant to the terms and subject to the conditions set forth in a tender offer agreement proposed to be entered into by and among CVI, Carl C. Icahn, IEP, and the Offeror (the “Tender Offer Agreement”), for a purchase price of $18.25 per Share in cash (the “Tender Offer Consideration”). The Special Committee – Strategic of the Board of Directors of CVI (in its capacity as such, the “Special Committee”) has requested our opinion as to the fairness, from a financial point of view, to the stockholders not affiliated with IEP (the “Unaffiliated Stockholders”) of the Tender Offer Consideration to be received pursuant to the Tender Offer by such holders that tender their Shares.

We note that (a) the Tender Offer is not subject to a minimum tender condition; (b) based on IEP’s public filings and statements, IEP beneficially owns, directly and indirectly, approximately 66.3% of the outstanding Shares, and if IEP were to acquire the Maximum Tender Amount in the Tender Offer, IEP would beneficially own, directly and indirectly, approximately 84% of the outstanding Shares; and (c) the Tender Offer Agreement provides that, for as long as IEP beneficially owns in excess of 50% of the outstanding Shares, IEP will be subject to certain standstill restrictions, including restrictions on: (i) an acquisition of all outstanding Shares and (ii) increases in its beneficial ownership of the Shares to an amount above 84% of all outstanding Shares (with exceptions for repurchases, redemptions and similar transactions offered to all stockholders of CVI on the same terms), in each case of (i) and (ii), without the advance approval by the Special Committee or a disinterested board committee of CVI.

TPH & Co., the energy business of Perella Weinberg Partners LP (“TPH”) and its affiliates (including Perella Weinberg Partners), as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. TPH and its affiliates also engage in securities trading and brokerage, equity research, asset management activities and other financial services, and in the ordinary course of these activities, TPH and its affiliates may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers, (i) equity, debt and other securities (including derivative securities) and financial instruments (including bank loans and other obligations) of CVI, IEP and any of their respective affiliates and (ii) any currency or commodity that may be material to CVI, IEP or otherwise involved in the Tender Offer and the other matters contemplated by the Tender Offer Agreement (as defined below). In addition, TPH and its affiliates and certain of its and their employees, including members of the team performing services in connection with the Tender Offer, as well as certain asset management funds associated or affiliated with TPH in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including CVI, IEP or their respective equityholders or affiliates, other potential Tender Offer participants or their respective equityholders or affiliates. As previously disclosed to you, we have acted as financial advisor to the Special Committee in connection with matters unrelated to the Tender Offer, for which we have received compensation within the past two years. We have also acted as financial advisor to the Special Committee in connection with, and at the request of the Special Committee have assisted the Special Committee with certain negotiations related to, the Tender Offer. In connection with our engagement, we were not requested to, and we did not, undertake any third-party solicitation process on behalf of CVI with respect to any other potential purchaser of Shares or any alternative transaction. We expect to receive fees for our services, a portion of which are payable upon the consummation, withdrawal or abandonment of the Tender Offer, and CVI has agreed to reimburse certain of our expenses and indemnify us against certain liabilities arising out of our engagement. We became entitled to receive fees upon delivery of this opinion, and further will also become entitled to receive fees upon the initial filing by CVI of Schedule 14D-9 that includes the Special Committee’s recommendation in respect of the Tender Offer. As you are aware, although we and our affiliates are not currently providing, and during the past two years have not provided, investment banking or other financial services to CVI or to such affiliates of IEP who own Shares for which we and our affiliates have received compensation, we and our affiliates may in the future provide investment banking or other financial services to any of CVI, IEP or their respective equity holders, affiliates or portfolio companies. In connection with such investment banking or other financial services, we may receive compensation.

In connection with this opinion, we have reviewed, among other things, (i) a draft of the Tender Offer Agreement dated November 29, 2024; (ii) a proposed final version of the form of Amended and Restated Tax Allocation Agreement, by and between American Entertainment Properties Corp. and CVI (the “Tax Allocation Agreement”); (iii) the annual report to stockholders and the Annual Report on Form 10-K of CVI for the year ended December 31, 2023; (iv) certain current reports on Form 8-K and the Quarterly Reports on Form 10-Q of CVI for the quarterly periods ended March 31, June 30 and September 30, 2024; (v) certain internal financial information and forecasts for CVI and its consolidated subsidiaries, including CVR Partners, LP, prepared by the management of CVI and approved for our use by the Special Committee (the “Forecasts”); and (vi) certain publicly available research analyst reports with respect to the future financial performance of CVI (the “Research”) approved for our use by the Special Committee. The Forecasts reflect certain assumptions made by CVI management regarding the oil and gas refining sector, including future refined product and commodity prices and capital expenditures, that were and are subject to significant uncertainty and volatility and that, if different than assumed, could have a material impact on our analysis and this opinion. We also have held discussions with members of the senior management of CVI and the Special Committee regarding their assessment of the Forecasts, the Research, the Tender Offer and the past and current business operations, financial condition and future prospects of CVI. As the Special Committee is aware, senior management of CVI may have differing beneficial or other pecuniary interests in the equity securities and future financial performance of CVI, on the one hand, and IEP (and its other affiliates), on the other hand. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for CVI with similar information for certain other companies the securities of which are publicly traded, and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by or for us, or publicly available. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of CVI’s management, and that the

Forecasts and the Research provide a reasonable basis upon which to evaluate the Tender Offer. We express no view or opinion with respect to the Forecasts, the Research or the respective assumptions on which they are based, and we have further assumed, among other things, that (i) the Tender Offer will be consummated on the terms described in the Tender Offer Agreement, without any waiver or modification of terms or conditions; (ii) the Tender Offer if and when consummated, will not differ in any respect from the Tender Offer Agreement and the Tax Allocation Agreement in the form last reviewed by us and referred to above; (iii) the Offeror will fully and timely perform all of its obligations in connection with the Tender Offer; (iv) all conditions to the consummation of the Tender Offer will be satisfied without amendment or waiver thereof; (v) all governmental, regulatory or other consents or approvals necessary for the consummation of the Tender Offer will be obtained, without, in the case of each of the foregoing clauses (i) – (v), any such waiver, modification, difference, delay, limitation, restriction or condition that would have an adverse effect on CVI or the contemplated benefits of the Tender Offer to the Unaffiliated Stockholders that would in any way be meaningful to our analysis or opinion. In addition, we have assumed that the Tender Offer is not part of, or a step in a series of transactions to effectuate, a take-private transaction whereby IEP would acquire all of the outstanding Shares not owned by it or the Shares otherwise would cease to be publicly traded. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of CVI or any of its subsidiaries, and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, solvency, tax or accounting matters.

Our opinion does not address the underlying business decision of CVI or the Special Committee’s recommendation with respect to the Tender Offer, or the relative merits of the Tender Offer as compared to any other alternative transactions or business strategies that might be available to CVI or the Unaffiliated Stockholders. This opinion addresses only the fairness, from a financial point of view, as of the date hereof, to the Unaffiliated Stockholders, of the Tender Offer Consideration to be received pursuant to the Tender Offer by such holders that tender their Shares. We do not express any view on, and our opinion does not address, any other term or aspect of the Tender Offer Agreement or the Tender Offer, including, without limitation, the structure or form of the Tender Offer or the fairness of the Tender Offer to, or consideration, if any, to be received in connection therewith by, or the impact of the Tender Offer or the terms of the Tender Offer Agreement on, the holders of any remaining Shares or any other class of securities, creditors or other constituencies. In addition, we express no view or opinion as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of CVI, Offeror, or IEP, or any class of such persons, in connection with the Tender Offer, whether relative to the Tender Offer Consideration, or otherwise. We are not expressing any opinion as to the price at which the Shares or any other securities will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no obligation to update, revise or reaffirm our opinion and expressly disclaim any responsibility to do so based on circumstances, developments or events occurring, or of which we become aware, after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee in connection with its consideration of the Tender Offer, and such opinion does not constitute a recommendation to the Special Committee with respect to the Tender Offer, as to whether any holder of the Shares should or should not tender such Shares in the Tender Offer or otherwise as to how such holder should act with respect to such Tender Offer or any other matter. This opinion has been reviewed and approved by TPH’s fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Tender Offer Consideration to be received pursuant to the Tender Offer by the Unaffiliated Stockholders that tender their Shares is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ TPH & Co.

TPH & Co., the energy business of Perella Weinberg Partners LP

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